As filed with the Securities and Exchange Commission on August 17, 1999
                                                      Registration No. 333-79357
================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   FORM S-1/A
                               FIRST AMENDMENT TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                    WORDCRUNCHER INTERNET TECHNOLOGIES, INC.
                         (Name of issuer in its charter)
                                 ---------------
Nevada                                 7379                           84-1370590
(State of incorporation)    (Primary Standard Industrial        (I.R.S. Employer
                             Classification Code Number)     Identification No.)


                          405 East 12450 South, Suite B
                               Draper, Utah 84020
                                 (801) 816-9904
    (Address and telephone number of registrant's principal executive offices and principal place of business)

                                ----------------
                                 Kenneth W. Bell
                          405 East 12450 South, Suite B
                               Draper, Utah 84020
                                 (801) 816-9904
            (Name, Address and telephone number of agent for service)
                                ----------------
                                   Copies to:

                            Scott R. Carpenter, Esq.
                             Parsons Behle & Latimer
                        201 South Main Street, Suite 1800
                           Salt Lake City, Utah 84111
                                 (801) 532-1234


        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the registration statement becomes effective.


If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ x ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following boxes and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following boxes and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

We hereby amend this registration statement on such a date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



PROSPECTUS                          SUBJECT TO COMPLETION, DATED AUGUST 17, 1999
--------------------------------------------------------------------------------


The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                              WORDCRUNCHER INTERNET
                               TECHNOLOGIES, INC.
                              a Nevada corporation


                        2,693,137 shares of common stock
                                $0.001 per share



         This is a public offering of 2,693,137 shares of the common stock of WordCruncher Internet Technologies, Inc. ("WordCruncher," "we," or "us"). All of the shares being offered, when sold, will be sold by certain selling stockholders as identified in this prospectus. We will not receive any of the proceeds from the sale of the shares. However, we will receive proceeds from the exercise of warrants which can be exercised by certain of the selling stockholders. Our common stock is currently traded over the counter under the symbol "WCTI." The last reported sales price of the common stock on that market on August 16, 1999 was $4.25 per share. We have submited an application to list our common stock on the NASDAQ System under the symbol "WCTI."


                            _________________________



                 Investing in the shares involves certain risks.
                    See "Risk Factors" beginning on page 7.


                            _________________________



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                            _________________________



                                 August 17, 1999



         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering and selling the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of the prospectus or any sale of the shares. In this prospectus, references to "WordCruncher.," "we," "us," and "our," refer to WordCruncher Internet Technologies, Inc.


                                Table of Contents
                                                                            Page
Prospectus Summary..........................................................   3
Risk Factors................................................................   7
Transactions Effected in Connection With the Offering.......................  12
Use of Proceeds.............................................................  12
Price Range of Common Stock and Shares Eligible for Future Sale.............  13
Capitalization..............................................................  14
Dividend Policy.............................................................  14
Selected Financial Data.....................................................  14
Management's Discussion and Analysis of
    Financial Condition and Results of Operation............................  15
Business....................................................................  21
Management..................................................................  28
Principal and Selling Stockholders..........................................  31
Certain Relationships and Related Transactions..............................  34
Changes In and Disagreements With Accountants...............................  34
Interest of Named Experts and Counsel.......................................  34
Plan of Distribution........................................................  34
Description of Capital Stock................................................  36
Commission's Position on Indemnification for Securities Act Liabilities.....  39
Index to Financial Statements...............................................  40



                            _________________________


         We own or have the rights to trademarks or trade names that we use in connection with the sale and marketing of our products and services, including the "WordCruncher" and "Spyhop" trademarks. This prospectus may also include references to trademarks of other companies.




                                     SUMMARY


         Because this is only a summary of the information contained in this prospectus, it does not contain all of the information that may be important to you in your investment decision to acquire the shares. You should read this entire prospectus carefully, especially the section entitled "Risk Factors" and the financial statements and notes, before deciding to invest in the shares.


                                  Our Business


         We are developing and intend to market a next-generation focused Internet site for business professionals. Our site uses a directory structure and search capability that allows our users to find pertinent, quality content and information included in our database. We intend to focus our Spyhop promotional efforts on the business researcher and professional user segments of the Internet.

         In February 1997, we purchased an exclusive, worldwide license to market, modify and develop a portion of our core technology from a private university. That technology had been used by researchers for more than 10 years. Since then, we have modivied and enhanced its capabilities by combining it with other proprietary technology in a manner that will allow it to be used on data systems that are capable of communicating with the millions of computers comprising the Internet. We have also refined its search and display capabilities.

         We have tested Spyhop on an Internet beta site, but we do not expect to launch its production use until the fourth quarter of 1999. Based on our beta test results, however, we believe Spyhop provides an effective method for quickly sifting through large amounts of data on the Internet and private data networks for relevant information.


                                   Our Market


         We believe Spyhop can be used for data searching, retrieval and indexing on both private data networks and the Internet, but believe that it will be used primarily by consumers on the Internet. Our research tells us that 37 million business professionals are currently connected to the Internet in the United States either through their business or home computers. We intend to market Spyhop initially to specialized segments of Internet users, including business researchers and professionals, and then to private data network users.

         The Internet is an interactive worldwide network of computers and data systems that allows users to retrieve data, purchase products, send and receive communications and purchase or provide services. The Internet is based on a technology platform that allows computers in various locations and of various makes to communicate with one another. The Internet's use has grown substantially since it was first commercially introduced in the early 1990s. International Data Corporation estimates that Internet users will grow from approximately 35 million in 1996 to approximately 160 million by 2000. The increase in the number of users has resulted in a rapid increase in the numbers of advertisers, products and services on the Internet. For example, Jupiter Communications estimates that advertisers spent approximately $340 million on Internet and online advertising in 1996, and that Internet and online advertising will grow to approximately $5 billion by the year 2000.

     The use of intranets has also dramatically increased in recent years. Corporations, universities and other large organizations have recently begun to create large networks of interconnected computer networks to allow employees, researchers and other parties access to private data. Many of these intranets have adopted or use Internet Standards, which allow their users to obtain data and information from the Internet as well as from the organization's private data cache. A July 1996 survey of fifty Fortune 1000 companies reported that 64% of the entities responding to the survey were currently using intranets, and that another 32% were building them.

         We believe the rapid growth of the Internet and private data networks and, especially, the proliferation of Internet sites, has made it increasingly challenging for consumers, content providers and advertisers to effectively reach one another. Consumers are generally challenged to quickly find the most relevant information, products and services related to a particular interest or topic. Content providers are typically challenged to differentiate their services in an increasingly crowded medium and to improve the visibility of their sites. Advertisers are challenged to more effectively deliver their messages to both general audiences and target groups.

         Many of our competitors have developed products, including portals, which they believe make the task of finding relevant data, information, advertising or products on the Internet or private data networks easier and less time consuming. These portals generally return a list of web sites (based on search parameters) that contain limited extracts or descriptions of the web sites. They can answer search inquires with lists of potential documents that contain several thousand results, with little or no input as to which results are relevant. As a result, Internet and private data networks users generally spend substantial time searching through the list of the web sites presented to find out which web sites are relevant to their particular inquiry. This generally requires the user to call up the referenced page and either visually scan it or conduct another page search to find the specific information in question.


                             The Company's Solution


         Spyhop is a business Internet site designed to provide fast and focused information for business people. The centerpiece of the Spyhop business portal is a search function that provides flexible query and retrieval capabilities, and which draws on a proprietary database of web resources targeted to business users. In addition to simple queries such as "internet and retail," Spyhop supports complex queries that locate words close to each other and ranks the match of the retrieved documents according to a complex formula. Search results show hits in context, where keywords are highlighted in the passage of text from the documents that most closely matches the user's query. Results may be sorted according to criteria requested by the user, and may be e-mailed or filed for further reference. Our business portal will also support other standard business functions such as e-mail, fax capabilities, travel planning and financial services.

     Spyhop takes search result data and organizes it in terms that are familiar to the average person - such as a modified table of contents or an index. Spyhop can also sort, analyze, and manipulate search results to make it easier to find what the user is looking for. This conceptual "bridge building" is especially useful for new Internet users who are not generally familiar with the limitations of existing portals.

         Spyhop assists users in quickly zeroing in on sites and pages that contain needed, relevant information by allowing users to analyze the context of the search term in the document. This function also allows users to construct a search request that avoids getting too many responses to a search that was ambiguously phrased.



                                  The Offering


Shares of common stock offered by the
     selling stockholders.....................................    2,693,137
Common stock outstanding after the offering...................    13,434,449
Common stock owned by the selling
     stockholders after the offering..........................    5,210,214
Use of proceeds...............................................    We will not
                                                                  receive any
                                                                  proceeds from
                                                                  the sale of
                                                                  the shares.
                                                                  See "Use of
                                                                  Proceeds."
Proposed NASDAQ symbol........................................    "WCTI"

         The information set forth above assumes the conversion of outstanding Series A Preferred Stock into 624,999 shares and the exercise of the warrants we issued in connection with the Series A Preferred Stock (the "Warrants") for 307,449 shares. We are required to register for the holders of the Series A Preferred Stock two times the number of shares of common stock they can acquire on conversion of their Series A Preferred Stock plus the number of shares of common stock they can acquire under the warrants they hold.

         Our calculation of the number of shares of common stock issued and outstanding is based on 11,877,002 shares of common stock outstanding as of June 30, 1999, but excludes approximately 429,000 shares of common stock subject to outstanding options granted under employee stock options, of which 15,000 were exercisable as of June 30, 1999, and excludes warrants to acquire up to 200,000 shares of common stock (at $5 per share) we have issued to a third party for services. That party has earned warrants to acquire 50,000 shares of common stock as of June 30, 1999. The information set forth above also assumes that 307,449 shares are issuable upon the exercise of the Warrants as of June 30, 1999, and the conversion by certain of the selling stockholders of outstanding shares of Series A Preferred Stock into 624,999 common shares. The number of shares issuable on conversion of the Series A Preferred Stock is subject to adjustment. See 'Description of Capital Stock-Preferred Shares." We are required to register under this prospectus for the benefit of the holders of the Series A Preferred Stock two times the number of shares of common stock they can acquire on conversion of their Series A Preferred stock plus the number of shares of common stock they can acquire under the Warrants they hold. However, that number of shares is the greatest number of shares we may be required to register for the Series A Preferred Stock and Warrant holders, and the actual number of shares we issue to them may be smaller. The actual number of shares of common stock issuable to the holders of the Series A Preferred Stock (upon its conversion) and the outstanding Warrants (upon their exercise) as of June 30, 1999 was 932,448 shares, consisting of 624,999 shares from the assumed conversion of the Series A Preferred Stock and 307,449 shares from the exercise of the Warrants. See "Description of Capital Stock."


                                             Summary and Operating Data
                                                                                                Interim Period
                                                            Year Ended December 31,             Ended June 30,
                                                            -----------------------          ---------------------
                                                            1998              1997           1999             1998
                                                            ----              ----           ----             ----



Statement of Operations Data:
Total Revenues...................................    $      82,678     $    24,484     $    21,286      $    57,707

Operating costs and expenses:
  Cost of sales and royalties....................           15,864             806          25,731              586
  Research and development.......................          256,291         119,862         273,091           24,342
  Depreciation and amortization..................           10,406           6,419          38,660            4,957
  Sales and Marketing............................           34,554           5,274         167,551                0
  General and administrative.....................          227,590         213,293         450,625           36,817
                                                     --------------    ------------   -------------     -------------
Operating Loss...................................         (462,027)       (321,170)       (934,372)          (8,995)
Other income and (expense), net..................          (20,882)        (14,048)         94,302          (13,237)
Provision for income taxes.......................                -               -               -                -
                                                     --------------    ------------   -------------     -------------
Loss before cumulative effect of
     change in accounting........................         (482,909)       (335,218)       (840,070)         (22,232)
Cumulative effect of change in accounting........                -               -               -                -
                                                     --------------    ------------   -------------     -------------

Net income Loss                                      $    (482,909)    $  (335,218)    $  (840,070)     $   (22,232)
                                                     ==============    ============    ============     ============
Net loss per common share                            $      (0.079)    $     (0.61)    $    (0.071)     $    (0.061)
                                                     ==============    ============    ============     ============
Basic and diluted loss per common share:
  Basic loss per common share....................    $      (0.079)    $     (0.61)    $    (0.071)     $    (0.061)
  Diluted loss per common share..................                -               -          (0.062)(1)                -

Weighted average shares outstanding..............        6,100,679         545,535      11,877,002          367,022




                                                             June 30, 1999
                                                                 Actual
                                                             -------------
Balance Sheet Data:
Cash, cash equivalents, marketable debt securities
and certificate of deposit.......................       $      5,238,834
Total assets.....................................              5,628,599
Long-term obligations, including current portion.                 19,270
Deficit accumulated during development stage.....             (1,658,197)
Stockholders' equity.............................              5,508,965

Unless otherwise indicated, all information in this prospectus:
   -   assumes no exercise of outstanding and exercisable options or warrants,
   - assumes no exercise of the Warrants or the conversion of the outstanding Series A Preferred Stock,
   -   reflects the 3 for 1 forward stock split we effected in July 1998.

(1) Assumes conversion of outstanding perferred stock.

See Notes to Financial Statements for information concerning the computation of per share amounts.



                                  RISK FACTORS


         An investment in the Shares is very risky. You should carefully consider the following risks in addition to the information contained in the remainder of this Prospectus before purchasing the Shares.

         We have a limited operating history and little historical information by which to value the shares. Although we anticipate our operating revenue will increase in the future, we cannot guarantee that our revenues will exceed our operating expenses. We incorporated in 1996 and purchased the license to develop and market the basic Spyhop technology in February 1997. We only recently completed our beta testing of Spyhop on our web site and do not anticipate putting it into commercial use until the fourth quarter of 1999. We may encounter financial, managerial, technological or other difficulties as a result of our lack of operating history.

         Spyhop is still being developed and is not currently available for sale or license. We are continuing to develop our products, none of which are immediately available for use by our customers. While we believe that Spyhop will be marketed in the fourth quarter of 1999, we cannot be certain that we will be able to introduce it to the marketplace by that time or that it will be accepted by the market at any time.

         We have consistently incurred losses since our formation and may never be profitable. During 1997 and 1998, we incurred losses of $335,218 and $482,909, respectively, and during the first six months of 1999, we incurred an additional loss of $840,070. We have not been profitable and expect to continue to incur losses for the foreseeable future. We have financed our operations and business through the sale of our common stock and Series A Preferred Stock and through the issuance of notes. We have not been able to fund our business through the revenue we have generated and there can be no assurance that we will be able to do so in the near future.

         Our quarterly results could fluctuate and are difficult to forecast in valuing the shares. We have consistently had losses since our formation. Our quarterly operating results in the future may vary significantly, depending on factors such as revenue from our advertising sales and software license fees, the timing of our new product and service announcements and launches, market acceptance of new and enhanced versions of Spyhop and related products (if any), changes in our operating expenses, changes in our business strategy, and general economic factors. We have limited or no control over many of these factors. Our quarterly revenues will also be difficult to forecast because the markets for our products and services are evolving and our revenues in any period could be significantly affected by new product announcements and product launches by our competitors, as well as by alternative technologies. We believe period-to-period comparisons of our results of operations will not necessarily be meaningful for the foreseeable future.

         Our industry is subject to rapid technological change, and we may not be able to keep up. Internet industries change rapidly. Our operating results will depend to a significant extent on our ability to successfully introduce our products and improve Spyhop. Accordingly, our ability to compete successfully in our markets will depend on a number of factors, including our ability to identify emerging target markets, identify emerging technological trends within those markets, develop and maintain competitive products, enhance our products by adding innovative features that differentiate them from our competitor's products, bring products to market on a timely basis at competitive prices and respond effectively to new technological changes or new product announcements by others. We believe we will need to make continuing significant expenditures for research and development in the future. We may not be able to successfully develop new products or, if we do, those products may not be accepted by the market.

         We are subject to intense competition and our competitors may have significant advantages over us. The development and marketing of search engines and Internet portals is extremely competitive. Many of our competitors have competitive advantages, including established positions in the market, brand name recognition, greater financial, technical, marketing and managerial resources, and established strategic alliances. Further, our competitors may succeed in developing products or technologies that are more effective than ours, or that make our products and technologies obsolete.

         We are controlled by our executive officers and directors and our other shareholders may not have great influence over our business. Our executive officers and directors beneficially own approximately 45.2% of the common stock. After this offering, they will continue to own over 34.1% of the common stock, even assuming the sale of all the shares. As a result they will have substantial influence over our operations and on the outcome of matters submitted to our stockholders for approval. In addition, their ownership of such a large portion of the common stock could discourage the purchase of our common stock by potential investors, and could have an anti-takeover effect, possibly depressing the trading price of our stock.

         We depend on patents and proprietary rights which are not always secure and the loss of which may significantly harm us. Our ability to compete effectively in our markets will depend, in part, on our ability to protect the proprietary nature of the Spyhop technology through a combination of patents, licenses and trade secrets. Competition in our markets is intense and our competitors may independently develop or obtain patents on technologies that are substantially equivalent or superior to Spyhop. We could incur substantial costs in defending patent infringement lawsuits brought by others and in prosecuting patent infringement lawsuits against third parties.

         A portion of our basic proprietary technology is based on an exclusive, worldwide license to a patent that was issued to a university. Our success depends in part on the continued validity of that patent and, if we or the university fail to prosecute or maintain that patent, our business could be damaged. Further, that patent (or patent applications or continuances we file in the future) could be challenged, invalidated or circumvented by our competitors. Patents can also fail to provide meaningful competitive advantages. For example, another company could develop a search engine technology that provides search results similar to Spyhop search results without infringing on the university patent. If the university from which we license our patent rights fails to defend the rights under its patent but we decide to take up the defense, we would be responsible for those patent litigation costs. If we were to become involved in a dispute regarding our intellectual property, we might have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine who had the claimed rights first. We could be forced to seek a judicial determination concerning the rights in question. These types of proceedings can be costly and time consuming, and we may not prevail. If we did not prevail, we could be forced to pay significant damages, be forced to obtain a license to the technology in question or stop marketing a certain product.


         Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. We may unknowingly infringe on the proprietary rights of others and may be liable for our infringement, which could cost us significant amounts. We are not aware of any third party intellectual property rights which would prevent our use of Spyhop, although rights of that type may exist. If we infringe on the intellectual property of another party, we could be forced to seek a license to those intellectual property rights or alter our products or processes so they no longer infringe on the rights of the third party. If we are required to obtain a license to another party's proprietary rights, that license could be expensive, if we could obtain it at all.


         We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we rely on confidential information to maintain our competitive position, other parties may independently develop the same or similar information. We attempt to protect our trade secrets and proprietary knowledge in part through confidentiality agreements with our employees and collaborators. These agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of that information. If employees or collaborators develop products independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those products. Those products will not necessarily become our property, but may remain the property of those persons. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Our failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on our business, financial position and results of operations.

         We will need significant additional capital, which we may not be able to obtain, to fund our business. Based on our current expenditure rate, we believe we will need additional financing by the middle of 2000, and that we will need a total of between $25 million and $30 million in new capital by 2001 to develop Spyhop and introduce it to the market. Therefore, the success of our business strategy will be dependent on our ability to access equity capital markets and borrow on terms that are financially advantageous to us. We have no external source of financing and we have not received any commitment for any funds we may need in the future. We may not be able to obtain funds on acceptable terms. If we fail to obtain funds on acceptable terms, we may be forced to delay or abandon some or all of our business plans, which could have a material adverse effect. If we are unable to obtain additional capital, we also may not have sufficient working capital to finance acquisitions, pursue business opportunities or develop products. If we borrow money, we could be forced to use a large portion of our cash reserves to repay it, including interest. If we issue our securities for capital, your interest and the interests of the other then-current shareholders could be diluted.

         Our products are complex and may contain errors which may discourage their use. Spyhop is complex and may contain errors, defects and "bugs." We have detected those kinds of errors, defects and bugs in the past and have corrected them as quickly as possible. Correcting any defects or bugs we discover in the future may require us to make significant expenditures of capital and other resources. Despite our continuing tests, users may find errors or defects in Spyhop which could cause additional development costs or result in delays in (or loss of) Spyhop market acceptance.

     Our stock price may be volatile. In recent years the stock market in general, and the market for shares of high technology companies in particular, have experienced extreme price fluctuations. In many cases these fluctuations have been unrelated to the operating performance of the affected companies. The trading price of our common stock had been and may be subject to extreme fluctuations in response to both business-related issues (such as quarterly variations in operating results, or announcements of our new products or our competitors) and stock market-related influences (such as changes in analysts' estimates, the presence or absence of short-selling of our common stock and events affecting other companies that the market deems to be comparable to us).

         We may have problems as a result of the year 2000 issue, including a possible shut-down of Spyhop. We rely on computer systems, applications and devices in operating and monitoring all of the major aspects of our business, including financial systems (such as general ledger, accounts payable and payroll modules), customer service, networks and telecommunications equipment and end products. Also, we provide our services and products over the Internet, which is a computer-based industry. Even if our internal systems are not materially affected by the year 2000 issue, we could be affected by disruptions in the operation of the persons and entities with which we interact or year 2000 disruptions that affect our customers. Despite our efforts to address the impact of year 2000 on our internal systems and operations, we may suffer a material disruption of our business, which could have a material adverse effect on our financial condition and results of our operations.

         This prospectus contains forward-looking statements which may in the future prove to be wrong. The information contained in this prospectus includes information based on trends or other forward-looking statements that involve a number of assumptions, risks and uncertainties. The actual results of our operations could differ materially from our historical results of operations and those discussed in the forward-looking statements. The forward-looking statements are based on our management's beliefs, as well as assumptions they have made based on currently available information. Words such as "anticipate," "believe," "estimate," "plan," "expect," "intend" and words or phrases of similar import, as they relate to us or our management, are intended to identify forward-looking statements. The forward-looking statements should be read in light of these factors and the factors identified elsewhere in this prospectus.

         The future sale of our common stock could pose investment risks, including dilution of the shares. The market price of our common stock could drop as a result of sales of the common stock (including the shares) in the market after this offering, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock. There will be a total of 13,434,449 shares of common stock outstanding immediately after this offering, assuming the sale of all the shares (and also assuming no exercise of outstanding options or warrants other than the Warrants). The shares registered hereunder will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. We also have 4.5 million shares of common stock outstanding that are freely transferrable without registration under the Securities Act, except for any of those shares purchased by our "affiliates." The remaining shares of common stock outstanding are "restricted securities," as defined in Rule 144. The restricted shares may be sold in the future without further registration under the Securities Act to the extent such sales are permitted by Rule 144 or any other exemption under the federal securities laws. See "Price Range of Common Stock and Shares Eligible for Future Sale" and "Plan of Distribution."

         We have a short market history and there is little historical information by which to value the shares. There has not been a large public market for our equity securities, although our common stock has traded on the over-the-counter market since July 1998. See the section entitled "Price Range of Common Stock and Shares Eligible for Future Sales," which describes the high and low actual sales prices of our common stock during certain periods. We have applied for listing on the NASDAQ system, which we believe will provide our stockholders with a more organized, efficient and broader market for our stock than the over-the-counter market. If our application with NASDAQ is not approved, our shareholders and potential investors will be limited to effecting market transfers of our stock on the over-the-counter market. We do not know the extent to which investor interest in our stock will lead to the development of a more substantial and active trading market or how liquid that market might be. The offering price for the shares was determined by the selling stockholders. You may not be able to resell your shares at or above the price you pay for your shares.

         We have an unproven product and we operate in a developing market which may not accept our products. Spyhop is based on search engine technology which has been used for over 10 years. However, if Spyhop does not achieve significant market acceptance and usage, our business, results of operations and financial condition could be materially and adversely affected. We have refined the basic Spyhop technology by adding additional functions and recently concluded a beta test of Spyhop on our web site. We are modifying Spyhop in light of those test results. Our success will depend largely on our ability to refine and continue to develop Spyhop and other products. See "Business - Spyhop Markets."


         The primary markets for Spyhop have only recently begun to develop and are rapidly evolving. As is typical of new and rapidly evolving industries, demand for (and market acceptance of) products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If the markets for Spyhop fail to develop, develop more slowly than we expect, or become saturated with products of other competitors, or if Spyhop does not achieve market acceptance, our business, results of operations and financial condition could suffer.

         Our markets are highly dependent on the use of the Internet. A number of critical issues concerning the commercial use of the Internet, including security, reliability, capacity, costs, ease of use, access, quality of service and acceptance of advertising remain unresolved and may retard the growth of the Internet for commercial applications.


         We are dependent on the continued adoption of private data networks, the failure of which may harm our business. In addition to providing services over the Internet, we intend to provide or license Spyhop for use on private data networks systems. Therefore, we will be dependent on the development of those systems. Those systems may not be adopted by large numbers of organizations, and the organizations adopting them may not want users to communicate over those systems. Our products may not appeal to organizations that use private data networks.

         We will need to carefully manage our growth, but may not be able to do so effectively. We hope and expect to grow rapidly, both in the rate of our sales and operations and the number and complexity of our products, product distribution channels, and product development activities. Several members of our key management team only recently joined us. See "Management." Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strains on our administrative, operational, technical and financial resources and increase demands on our internal management systems, procedures and controls. If we are unable to manage future growth effectively, our business, results of operations and financial condition could be materially adversely affected.

         We will be dependent upon value added links, but may not be able to obtain them. We intend to establish value added links with leading Internet content providers to allow their users to use Spyhop without leaving the content provider's web site. We expect to derive revenue from these value added links and to increase Spyhop brand recognition among users through such relationships. Our success in establishing Spyhop as a recognized brand name and achieving its acceptance in the market will depend in part on our ability to establish and maintain value added links. See "Business."

         We may be subject to capacity constraints and system failures, which may discourage our customers' use of Spyhop. A key element of our marketing strategy is to make Spyhop available at no cost to users of the Internet through our own web site. Accordingly, Spyhop's performance will be critical to our ability to establish the Spyhop brand name. Increases in the volume of searches conducted using Spyhop could strain our system capacity, which could lead to slower response times or complete system failures. In addition, if the number of Internet users increases, Spyhop may not be able to be scaled appropriately. We will likely be required to make certain performance and support commitments in our value added link agreements and if we fail to meet the commitments, those agreements could be terminated or we could be liable for damages. We will also be dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment that we use to operate our web site and for Internet access. The servers and other hardware equipment will be vulnerable to damages from fire, earthquake, power loss, telecommunications failures and similar events. Our business operations may also be vulnerable to computer viruses, break-ins and similar disruptive problems. See "Business."

         We may be subject to increased regulations and we may have liability for information retrieved from the Internet. Other than laws and regulations applicable to businesses generally, there are currently few laws and regulations expressly applicable to access and commerce on the Internet. Due to the increased popularity and use of the Internet, however, it is possible that new laws and regulations may be adopted with respect to the Internet relating to the issues such as user privacy, pricing and characteristics, and content and quality of products and services. For example, we may be subject to the
provisions   of  the   Communications   Decency  Act,   which  if  found  to  be
constitutional, could expose us to substantial liability. The adoption of any such laws or regulations could retard the growth or the use of the Internet, which could adversely affect the demand for our products and services. Those laws or regulations could also result in significant additional costs and technological challenges for us in complying with any mandatory requirements. Further, several states have attempted to tax online retailers and service providers even when they have no physical presence in the state. There is currently a three-year moratorium on taxing Internet commerce which was imposed by the federal government. We cannot predict what effect the lapse of the moratorium period will have on our business operations. In addition, plaintiffs have brought claims, and sometimes obtained judgments, against online services for defamation, negligence, copyright or trademark infringement or under other theories with respect to materials disseminated through those services. We will maintain a web site to which users can upload materials, so we may be subject to similar claims.

         We may be subject to risks associated with global operations, which we may not be adequately protected against. Spyhop has multi-language capability. We have not concentrated on developing that function, but we believe we could do so in the future. As a result, we could derive substantial portions of our revenues from customers outside the United States. Our ability to expand products and services internationally would be limited by the general acceptance of the Internet and intranets in other countries. In addition, international operations are subject to a number of risks, including costs of localizing products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, restrictions on use of data and internet access, longer payment cycles, unexpected changes in regulatory environments, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burden of complying with a variety of laws outside the United States, the impact of possible recessionary environments and economies outside the United States and political and economic instability. Furthermore, we expect that our export sales would be denominated predominately in United States dollars. Therefore, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and potentially less competitive in international markets.

         None of our common shareholders is subject to a lock-up and they may immediately sell their stock, which may depress our stock price. Our current common stockholders have not entered into any agreements which restrict their ability to sell or otherwise dispose of their common stock. As a result, our stockholders will be able to sell any and all of their shares of common stock, subject only to applicable federal securities laws. Sales and distributions of substantial amounts of common stock in the public market, whether by reason of this prospectus or by the same or other shareholders, could adversely effect the prevailing market prices for our securities. See "Price Range of Common Stock and Shares Eligible for Future Sale."

         An investment in the shares is very risky. You should carefully consider the preceding risks in addition to the information contained in the remainder of this prospectus before purchasing the shares. This prospectus contains forward-looking statements that involve risks and uncertainties. Many factors, including those described above, may cause actual results to differ materially from anticipated results.


              TRANSACTIONS EFFECTED IN CONNECTION WITH THE OFFERING


     In February 1999, we entered into an agreement (the "Purchase Agreement") with eight accredited investors relating to the purchase by those investors of up to $15 million of our newly designated Series A Convertible Preferred Stock (the "Series A Preferred Stock"). In March 1999, the parties completed the purchase and sale of the Series A Preferred Stock under the Purchase Agreement, pursuant to which those investors acquired 6,300 shares of our Series A Preferred Stock for $6,300,000. The Series A Preferred Stock is convertible into the number of shares of common stock equal to the dollar amount of the Series A Preferred Stock divided by $10.08, or a total of 624,999 shares. The holders of the Series A Preferred Stock are entitled to receive additional shares of common stock based on the trading price of the common stock at certain preset times and, as of July 22, 1999, were eligible to receive an additional 256,779 common shares based on the average trading price of our common stock between July 8 and July 21, 1999. In connection with the transaction, the investors also acquired warrants (the "Warrants") which will permit them to purchase 307,449 additional shares of common stock through February 2004 at weighted average exercise prices ranging from $28.25 to $40.71 per share. See "Description of Capital Stock."

         In connection with the investors' purchase of the Series A Preferred Stock, we granted those investors certain registration rights. Under the terms of those rights, we are required to file a registration statement (of which this prospectus is a part) with the Securities and Exchange Commission which will register not less than twice the number of shares of common stock which would be required for the conversion of the Series A Preferred Stock held by those investors if that stock were converted on the trading date immediately preceding the filing of the registration statement. We are also required to register the number of shares of common stock required for exercise of all the warrants. The number of shares of common stock issuable on conversion of the outstanding Series A Preferred Stock as of June 30, 1999 was 624,999 shares and the number of shares of common stock issuable on the exercise of the Warrants as of that date was 307,449 shares, so the total number of shares of common stock we are registering for the holders of the Series A Preferred Stock and the Warrants hereunder is 1,557,447 shares of common stock (624,999 shares times 2, plus 307,449 shares).


                                 USE OF PROCEEDS


         We are registering the shares for the benefit of the selling stockholders and the selling stockholders will sell the shares from time to time under this prospectus. Other than the exercise price certain of the selling stockholders pay to exercise the Warrants, we will not receive any of the proceeds from the sale of the shares registered hereunder. Those selling stockholders are not obligated to exercise their Warrants, and there can be no assurance they will exercise all or any of them. If they exercised all of the Warrants, however, we would receive $9,591,960. We intend to use any proceeds from any exercise of the Warrants for working capital needs and general corporate purposes. We will pay all of the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they incur for brokerage commissions on the sale of their shares.


         PRICE RANGE OF COMMON STOCK AND SHARES ELIGIBLE FOR FUTURE SALE


         Since July 1998, our common stock has been traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "WCTI." There were approximately 143 holders of record of our common stock and 8 holders of record of our Series A Preferred Stock as of June 30, 1999. Standard Registrar and Transfer Company, Inc. currently, acts as transfer agent and registrar for the common stock. The following table presents the range of the high and low bid prices of our common stock as reported by the Nasdaq Trading and Market Services for the third and fourth fiscal quarters of 1998 and the first and second quarters of 1999. The quotations shown below represent prices between dealers, may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions:

   Year            Quarter               High                 Low
---------   --------------------   ----------------   --------------------
1998         Third Quarter             $  5.00              $ 0.68
             Fourth Quarter            $  6.81              $ 2.00

1999         First Quarter             $ 36.25              $ 4.78
             Second Quarter            $  7.81              $ 3.56

         Upon completion of the offering, we will have outstanding an aggregate of 13,434,449 shares of common stock. These amounts are inclusive of the number of shares of common stock we would be obligated to issue on the conversion of the Series A Preferred Stock (two times the 624,999 shares currently issuable on conversion, or 1,249,998 shares) and exercise of the Warrants, as described below (307,449 shares). That number is exclusive, however, of any additional common shares we will be required to issue to the holders of the Series A Preferred Stock based on changes in the price of our common shares, as measured on certain dates. See "Description of Capital Stock." In addition, we reserved for issuance 429,000 shares issuable upon exercise of outstanding options (of which 15,000 were currently exercisable as of June 30, 1999) and up to an additional 200,000 shares of common stock under warrants we are issuing to a third party for services (of which 50,000 have been earned as of June 30, 1999). The shares offered hereby will be freely transferable without restriction or further registration under the Securities Act, except for shares which may be acquired by our "affiliates" as that term is defined in Rule 144 under the Securities Act. We also have 4.5 million shares of common stock that are currently freely tradable (except for such of those shares as may be acquired by our affiliates). The remaining shares of common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act or otherwise. None of the restricted shares held by our existing shareholders will be eligible for immediate sale in the public market under Rule 144(k).

         In  general,  under Rule 144,  as  currently  in  effect,  a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale and other limitations described above.

         An employee or consultant of ours who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.


                                 CAPITALIZATION


         The following table sets forth our capitalization as of June 30, 1999 and as adjusted to give effect to the offering and the sale of the Series A Preferred Stock in March 1999, as more particularly described in the section entitled "Transactions Effected In Connection with the Offering."



                                                                          June 30, 1999
                                                                          -------------
                                                                                    ProForma (as adjusted for
                                                          Actual (Unaudited)        conversion of Preferred)
                                                          ------------------        --------------------------
Long-term debt, including accrued interest                         $3,581                       $3,581
Shareholders equity:                                              $11,877                      $12,502
     Common shares, par value $0.001; 11,877,002
     shares issued and outstanding, actual;
     11,877,002 shares issued and outstanding,
     proforma (as adjusted)

     Series A Convertible Preferred shares, par                       $63                         $ --
     value $0.01; 6,300 shares issued and
     outstanding, actual; no shares issued and
     outstanding, proforma (as adjusted)


Additional Paid-In Capital                                     $7,155,222                   $7,154,660

Accumulated deficit                                           $(1,658,197)                 $(1,658,197)

Total shareholders' equity (deficit)                           $5,508,965                   $5,508,965


Total Capitalization                                           $5,512,546                   $5,512,546
                                                               ==========                   ==========



                                 DIVIDEND POLICY


         We have never declared or paid any cash dividends on our common stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future.


                             SELECTED FINANCIAL DATA


         The financial information set forth below with respect to our statements of operations for each of the years in the three-year period ended December 31, 1998, and with respect to our balance sheets at December 31, 1996, 1997 and 1998 are derived from the financial statements included elsewhere in this prospectus that has been audited by our independent certified public accountants, Crouch, Bierwolf & Chisolm, and is qualified by reference to such financial statements and notes related thereto. The financial data for the six month period ended June 30, 1998 and 1999 are derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of our management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth. The results for the six months ended June 30, 1999 are not necessarily indicative of the results that we can expect for the full year. The following selected financial data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Result of Operations".




                                                                                                 Interim Period
                                                                                                  Ended June 30,
                                                                                                 ----------------
                                                           1998         1997       1996         1999         1998
                                                           ----         ----       ----         ----         ----
Revenues:
   Product Sales.................................     $   32,884    $   16,034     -0-    $     4,448    $   16,017
  Contract research revenues, royalties and
      license fees.....................................   49,794         8,450     -0-         16,838        41,690
                                                      -----------   -----------  -------  ------------    -----------
      Total revenues.............................     $   82,678    $   24,484     -0-    $    21,286    $   57,707

Operating costs and expenses:
   Cost of sales and royalties...................     $   15,864    $      806     -0-    $    25,731    $      586
   Research and development......................        266,563       126,251     -0-        273,091        24,342
   Sales and Marketing...........................         34,554         5,274     -0-        167,551           -
   General and Administrative....................        227,724       213,293     -0-        489,285        41,774
                                                      -----------   -----------  -------  ------------    -----------
      Total costs and expenses...................        544,705       345,654     -0-        955,658        66,702
                                                      -----------   -----------  -------  ------------    -----------

Loss from operations.............................       (462,027)     (321,170)    -0-       (934,372)       (8,995)

Interest income and other, net...................          7,276         3,077     -0-         97,247         4,365
Interest expense.................................         28,158        17,125     -0-          2,945        17,602

Loss before income taxes.........................       (482,909)     (335,218)    -0-       (840,070)      (22,232)
                                                      ===========   ===========  =======  ============   ============
Provision for income taxes.......................           -0-           -0-      -0-           -0-           -0-
                                                      -----------   -----------  -------  ------------    -----------

Net Loss.........................................     $ (482,909)   $ (335,218)    -0-    $  (840,070)   $  (22,232)

Per Common Share Amounts:
Loss from continuing operations-eps..............     $   (0.076)   $    (0.59)    -0-    $    (0.079)       (0.025)
                                                      -----------   -----------  -------  ------------    -----------
Net loss-eps                                          $   (0.079)   $    (0.61)    -0-    $    (0.071)   $   (0.061)
                                                      ===========   ===========  =======  ============   ============

Weighted average outstanding shares..............      6,100,679       545,535     -0-     11,877,002       367,022

Balance Sheet Data:
Cash and cash equivalents........................     $  425,702    $   10,369     -0-    $ 5,238,834    $  500,000
Total Assets.....................................        623,617       139,928     -0-      5,628-599       629,167
Long-term obligations, including current portion.        147,620       342,272     -0-         19,270       348,952
Accumulated deficit..............................       (818,127)     (335,218)    -0-     (1,658,197)     (357,450)
Shareholders' equity (deficit)...................        441,084      (208,943)    -0-      5,508,965       268,825


See Notes to Financial Statements for information concerning the computation of per share amounts.




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those factors set forth under the section entitled "Risk Factors" and elsewhere in this prospectus.

         Overview. We are developing and intend to market a data system search engine and focused portal sites that can be used to provide efficient, reliable search results in Internet and private data network environments. We will market our portal site, coupled with our search engine, under the brand name "Spyhop." It uses proprietary intellectual property rights that we either own or license. In early 1999, we conducted beta tests of Spyhop, and are currently responding to the recommendations and concerns that we received in the test. We anticipate being able to launch Spyhop commercially in the fourth quarter of 1999. We intend to initially target the business and professional segments of the Internet market as a provider of portal search services and through licensing arrangements with other portal or web site providers.

         We have devoted most of our resources since inception in November 1996 to the research and development of Spyhop and the development of brand awareness of "Spyhop." As of June 30, 1999, we had an accumulated earnings deficit of approximately $1,658,000. We expect our operating losses to continue until we develop a sufficient customer and advertising base to cover our operating expenses.

         Reverse Acquisition Treatment. Our predecessor in interest was incorporated in the state of California on May 2, 1997, as Dunamis, Inc. Dunamis was formed for the purpose of publishing and marketing books and audio and video tapes. On June 25, 1998, Dunamis completed a merger with a Nevada corporation that had been created for the sole purpose of changing Dunamis' domicile from California to Nevada. On July 14, 1998, the surviving entity in that transaction completed a merger with WordCruncher Publishing Technologies, Inc. (formerly "Redstone Publishing, Inc."), a Utah corporation that was formed in November, 1996. The Nevada corporation was the surviving entity in that transaction and, as part of the transaction, changed its name to "WordCruncher Internet
Technologies,  Inc.".  At  the  time  of  the  merger,  WordCruncher  Publishing
Technologies held the rights to a significant portion of the intellectual property we currently use. As a result of the merger, the former shareholders of WordCruncher Publishing Technologies, Inc. also obtained a majority of the voting power of the combined companies. Accordingly, in conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse acquisition". Consistent with reverse acquisition accounting treatment, our accounting statements are the financial statements of WordCruncher Publishing Technologies, Inc. and differ from the financial statements of Dunamis, Inc.

         Stock Split and Change in Par Value. In July 1998, we authorized a 3 for 1 forward stock split. We have retroactively restated our financial statements to reflect that stock split. In connection with the reverse merger with Dunamis, we also changed the par value of our common stock to $.001. That change has also been retroactively applied in our financial statements. Unless otherwise noted in this prospectus, all share amounts reflect the forward stock split.

         Results of Operation. The following summarizes the results of our operations for the years ended December 31, 1997 and 1998 and for the six month interim periods ended June 30, 1998 and 1999.




                                                                                             Interim Period Ended
                                                       Years Ended December 31,                 June 30, 1999
                                                      1998                  1997             1999            1998
                                                  ----------------   ----------------    -------------   ------------
Revenues                                          $  82,678            $  24,484         $  21,286        $  57,707
Cost of sales and royalties                          15,864                  806            25,731              586
                                                  _________            _________         _________        _________
Gross profit                                      $  66,814            $  23,678         $  (4,445)       $  56,121

Research and development                            266,563              126,281           273,091           23,342
Sales and marketing                                  34,554                5,274           167,551             -0-
General and administrative                          227,724              213,293           489,285           41,774

Total Operating expense                             528,841              344,848           929,927           65,116

Operating Loss                                     (462,027)            (321,170)         (934,372)          (8,995)

Interest expense                                    (28,158)             (17,125)           (2,945)         (17,602)
Interest income                                       7,276                3,077            97,247            4,365

Net loss                                          $(482,909)           $(335,218)        $(840,070)       $ (22,232)




         Our expenses have exceeded our revenues for each fiscal period since our inception. The revenues we have generated to date have been nominal and almost exclusively related to product sales and licensing fees for our personal computer based version of our software. Those revenues should continue to decrease as we switch our development and marketing emphasis to an Internet version of Spyhop. Accordingly, we believe a comparison of the results of our operations on a period-by-period basis is of little benefit. We expect that, as we implement our business plan, our revenues will grow, along with the burdens generally associated with larger revenues, including increased burdens on our managerial, accounting and technical personnel. Following is a comparison of our operating results on a year-by-year basis:


         Comparison of Year End Periods. Following is a comparison of our operating results for the year ended December 31, 1998 with the year ended December 31, 1997:

                  Revenue. Revenues increased $58,194 from $24,484 for the year ended December 31,1997, to $82,678 for the year ended December 31, 1998. This increase was due largely to a specific project we did for an unaffiliated company using our search engine technology.

                  Costs of Revenues. Cost of revenues increased even more significantly (from $806 in 1997 to $15,864 in 1998) due to more accurate allocation of costs related to sales.

                  Research & Development. Research and development expense increased during 1998 to $266,563, up from $126,287 in 1997. This was due to our increased level of operations.

                  Sales  and  Marketing.   Sales  and  marketing  expenses  also
increased from $5,274 in 1997 to $34,554 in 1998 due to the increased level of our operations.

                  General and Administrative Expense. General and administrative expense increased in 1998, as we geared up our commercial operations. During 1998 (as compared to 1997) our general and administrative expenses increased from $213,293 to $227,724.

                  Total Operating Expenses. Total operating expenses increased $183,993 from $344,848 in 1997 to $528,841 in 1998. This resulted in an operating loss for 1998 of $462,027, an increased loss of $140,857 over the 1997 loss of $321,170.

                  Interest Expense. As a result of heavier borrowing, our interest expense grew $11,033 from $17,125 in 1997 to $28,158 in 1998.
Correspondingly, interest income more than doubled from $3,077 in 1997 to $7,276 in 1998 due to larger invested balances during the last 60 days of 1998.

                  Net Loss. Our net loss for 1998 grew $147,691 to ($482,909), compared to a loss of ($335,218) for 1997 as a result of our increased costs and expenses, primarily from our year ago for commercial operations.

         We had no operations for the period ended December 31, 1996, so an item by item comparison of the results of our operations for the periods ended December 31, 1996 and December 31, 1997 would reflect an increase in the amount of each of those line items to the extent of those line items in 1997. The changes in the line items are directly attributable to the fact that we initiated our operations during 1997.

         Comparison for Six Month Periods. Results for the first six months of 1999 reflect a continued reduction in revenues, with significant increases in research and development expense to $273,091 and sales and marketing expense to $167,551. This is consistent with the final stages of development of our new Spyhop product, which is scheduled for delivery in the fourth quarter of 1999. General and administrative expense also increased to $489,285 for the first six months of 1999 (from $41,774 in the six months ended June 30, 1998) as we built the infrastructure necessary to support our operations. The change in interest expense was negligible due to our reduced reliance on debt in 1999, while interest income grew significantly to $97,247 for the first six months. This growth is due to the substantial investments we currently have in high grade, liquid investments. Based upon the above, our net loss for the first six months of 1999 amounted to $840,070, as compared to our net loss of $22,232 for the first six months of 1998.

         Our operating revenues for the first six months of 1998 increased $54,675 over the same period in 1997, growing from $3,032 to $57,707. This was due largely to a one time consulting contract for work we did relative to the implementation of our old WordCruncher technology into a client's site. Our total expenses increased for the six months ending June 30, 1998, by $17,432, from $66,286 in the same period in 1997 to $83,718 in 1998. This included increases in interest expense of $16,137, an increase in research and development expenses of $5,286 and an $8,000 decrease in sales and marketing expenses over the same six month period in 1997. Our net losses for the six months ending June 30, 1998 decreased by $42,757 from the same period in 1997 to $(22,232), down from $(64,989) for the same period in 1997. Our cash balances and cash equivalents at June 30, 1998 were $500,000, up from $(539) at June 30, 1997. This increase contributed to an increase in our total assets of $576,320 for the first six months of 1997. Our current liabilities increased $207,004 period-to-period, with total liabilities increasing by $242,956. This resulted in an increased net worth of $333,364, from $(64,539) on June 30, 1997 to $268,825 on June 30, 1998.


         Quarterly Trends. We do not anticipate significant "seasonal" changes in our operations. We expect revenues to grow consistently over the next five years, but we believe they should be reasonably even from quarter to quarter. We believe they will come initially from advertising sales and from "shared advertising revenues" at associated sites. We believe we will generate additional revenues through our licensing/partnership arrangements that use Spyhop in other commerce-related areas over the Internet. As we move into the corporate intranet market, we believe we will generate additional revenues from licensing agreements and maintenance agreements with those corporate clients. We expect slightly greater variation in quarter to quarter results as we move into the corporate intranet arena.


         Liquidity and Capital Resources. Since our inception, we have funded our cash requirements through debt and equity transactions. We have used the funds from those transactions to fund our investments in, and acquisition of, our technology, to provide working capital and for general corporate purposes, including paying expenses we incurred in connection with our development of Spyhop. As of the year ended December 31, 1997, we had total assets of $139,928, and total liabilities of approximately $348,871, resulting in a negative net worth of $208,943. Our operating losses totaled $335,218. These losses were funded primarily by related party loans, which were backed by a revolving bank line of credit. See "Certain Relationships and Related Transactions."

         In connection with the merger between WordCruncher Publishing Technologies, Inc. and Dunamis, Inc. in July 1998, we obtained a significant new source of operating capital. At the time of the merger, Dunamis, Inc. held cash reserves of approximately $1 million, and had no liabilities. As a result of that transaction, our total assets for the year ended December 31, 1998 were $623,617, including cash or cash equivalents of $425,702. Our liabilities totaled $182,533, resulting in a net worth of $441,084, including an operating loss of $482,909 for the year ending December 31, 1998. In February, 1999, we received the first cash portions ($6.1 million) from our sale of our Series A Preferred Stock to eight investors. In March, 1999, we received the last of the proceeds from the sale of those shares (in the amount of $200,000). Our expenses for the offering totaled $392,100, resulting in net proceeds to us of $5,907,900. As a result, as of June 30, 1999, we had total assets of $5,628,599. Our total liabilities as of that date were $119,634, and our stockholders' equity was $5,508,965. Our cash or cash equivalents at June 30, 1999 totaled $5,238,834.

         A summary of our audited balance sheets for the years ended December 31, 1997 and 1998 and our interim unaudited statements for June 30, 1999 are as follows:

                                                        Year Ended December 31,               Interim Period Ended
                                                     1998                   1997                 June 30, 1999
                                                ---------------       ----------------       ----------------------
Cash and Cash Equivalents                          $ 425,702             $   10,369               $ 5,238,834
Current Assets                                     $ 425,702             $   15,369               $ 5,249,707

Total Assets                                       $ 623,617             $  139,928               $ 5,628,599

Current Liabilities                                $ 170,919             $  321,307               $   116,053
Total Liabilities                                  $ 182,533             $  348,871               $   119,634

Total Stockholders' Equity                         $ 441,084             $ (208,943)              $ 5,508,965
Total Liabilities & Stockholders' Equity           $ 623,617             $  139,928               $ 5,628,599


         With the infusion of cash from our sale of the Series A Preferred Stock, we believe we have the resources to continue our product development efforts and to initiate our sales, marketing and promotional activities for Spyhop. We operate in a very competitive industry that requires continued large amounts of capital to develop and promote its products. Many of our competitors have significantly greater capital resources. We believe it will be essential to continue to raise additional capital, both internally and externally to compete in this industry.

         Our need to raise external capital in the future will depend upon many factors, including, but not limited to, the rate of sales growth and market acceptance of our product lines, the amount and timing of our necessary research and development expenditures, the amount and timing of our expenditures to sufficiently market and promote our products and the amount and timing of any accessory new product introductions. In addition to accessing the public equity markets, we will pursue bank credit lines and equipment lease lines for certain capital expenditures. However, there can be no assurance that we will be able to access the capital we need.


         We currently estimate that we will require between $25 and $30 million to develop our products and launch our operations in accordance with our business plan through 2002. The actual costs will depend on a number of factors, including


         - our ability to negotiate favorable prices for purchases of necessary portal components,


         -     the number of our customers and advertisers,

         -     the services for which they subscribe,

         -     the nature and success of the services that we offer,

         -     regulatory changes, and

         -     changes in technology.

         In addition, our actual costs and revenues could vary from the amounts we expect or budget, possibly materially, and those variations are likely to affect how much additional financing we will need for our operations. Accordingly, there can be no assurance our actual financial needs will not exceed the amounts available to us.


         To the extent that we acquire the amounts necessary to fund our business plan through the issuance of equity securities, our then-current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render us more vulnerable to competitive and economic downturns.


         Recent Accounting Pronouncements . In June 1998, Statement of Financing Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The Statement requires recognition of all derivatives as either assets or liabilities on a company's balance sheet and the measurement of those instruments at fair market value. The Statement provides for the accounting treatment of changes in the fair value of a derivative depending on the planned use of the derivative and the resulting designation. We are required to implement the Statement in the first quarter of fiscal 2000. We have not used derivative instruments, however, and we believe that the impact of the adoption of this Statement will not have a significant effect on our financial statements.

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The Statement is effective for fiscal years beginning after December 15, 1998. The statement provides guidance and accounting for the cost of computer software developed or obtained for internal use by a company. We adopted this Statement on January 1, 1999, but do not believe that it will have a significant effect on our financial statements.

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of Statement of Position 97-2." The Statement of Position 98-4 defers for one year the application of certain provisions of Statement of Position 97-2, "Software Revenue Recognition." Different informal and non-authoritative interpretations of certain provisions of Statement of Position 97-2 have been printed and, as a result, the American Institute of Certified Public Accountants issued Statement of Position 98-9 in December 1998 which is effective for periods beginning on or after March 15, 1999. Statement of Position 98-9 extends the effective date of Statement of Position 98-4 and provides additional interpretative guidance. The adoption of Statement of Position 97-2, Statement of Position 98-4, and Statement of Position 98-9 have not have and are not expected to have a material impact on our results of operations, financial position or cash flows. However, due to the uncertainties related to the outcome of these amendments, we cannot determine the impact of the Statement on our future financial results.

         Statement of Financial Accounting Standards, or SFAS, No. 130, "Reporting Comprehensive Income," requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We adopted the provisions of SFAS No. 130 beginning January 1, 1998, as required. Our comprehensive losses and net losses are the same for all periods presented.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. We adopted the provisions of SFAS No. 131 for the year ending December 31, 1998 as required. Currently, we do not believe we have any separately reportable business segments or other disclosure information required by the Statement.


         Year 2000 Compliance. We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date-sensitive software which uses only two digits to represent the year, could recognize a date using "00" as the year "1900," rather than the year "2000." This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations and financial condition.

         We have concluded, based on our review of our operations and computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem, and that we can modify or replace the programs that will be affected by the end of 1999 at a cost which will not be significant. Under a reasonably likely worst case scenario, however, our computer systems and/or operations could be materially affected by the Year 2000 problem.

         In addition to our own properties and computer systems, we rely on operations and computer systems of third-party customers, financial institutions, vendors and other parties with or through which we conduct business (such as Internet service providers and the owners of communications backbones utilized by us).

         We have prioritized our year 2000 efforts in an effort to protect, to the extent possible, our business and operations. Our first priority will be to protect our critical operations--such as those systems and applications that we use to provide search engine capabilities to various Internet and intranet customers--from incurring material service interruptions that could occur as a result of the year 2000 transition. To this end, we have attempted to identify any element within our business operation (including elements relating to third party relationships) that could be materially impacted by the year 2000 date change, and have attempted to determine the risks to our continuing business operations as a result of an adverse effect resulting from that date change.

         We generally require our key vendors and suppliers to warrant they are year 2000 ready. We have purchased most of our mission-critical systems from such third-party vendors. We have attempted to identify the vendors and third-parties with which we have contractual relationships which may not be year 2000 compliant by the end of 1999, and we have adopted contingency plans which we believe will mitigate any adverse impact to our business operations resulting from those vendors' or third parties' inability to perform their contractual obligations. Our contingency plans include preparing and using backup copies of our financial records, determining the availability and reliability of alternate network and backbone communication systems, and scheduling additional phone center, repair and administrative personnel to be on hand on the transition date.

         New Accounting Pronouncements. We have reviewed all recently issued, but not yet adopted, accounting standards to determine their effects, if any, on our results of operations or financial position. Based on our review, we believe that none of these pronouncements will have a significant effect on our current or future earnings or operations.

                                    BUSINESS


         The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. This section contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

         Introduction. We are engaged in the development and marketing of next-generation focused Internet portal sites coupled with data gathering, text indexing, retrieval and analysis software which we market under the brand name "Spyhop." Spyhop allows Internet and private data network users to search single web sites, search multiple web sites concurrently, or search substantial portions of an entire data network.

         Spyhop is based on technology originally developed at a private university. Since 1986, that technology has been used in research projects in over 20 countries and in more than 15 languages. In February 1997, we purchased an exclusive, worldwide license to market, modify, develop and manufacture the technology. Since then, we have modified and enhanced the technology by combining it with other proprietary technology and adapting it for use on the Internet. We have also added additional search and display functions. We intend to market this modified and augmented technology -- the Spyhop technology -- to help persons efficiently sift through large amounts of data for relevant information.

         We believe the Spyhop technology can be used for data searching, retrieval and indexing on both the Internet and Internet protocol-based private data networks. As described in more detail below, we believe Spyhop will be employed primarily by business researchers and professionals on the Internet. The use of the Internet has grown substantially since it was first commercially introduced in the 1990s, resulting in concomitant increases in the number of advertiser and product service offerings accessible by the Internet.

         The rapid growth of the Internet and private data networks, and the proliferation of Internet sites, has increasingly challenged consumers, content providers and advertisers to effectively reach one another. Consumers are generally challenged to quickly find the most relevant information, products and services related to a particular interest or topic. Content providers are typically challenged to differentiate their products and services in an increasingly crowded medium, and to improve the visibility of their web sites. Advertisers are challenged to more effectively deliver their advertising messages to both large interested audiences and target groups.

         Many competitors have developed products, including portals, which they believe make the task of finding relevant data, information, advertising or products on the Internet and other data systems easier and less time consuming. These portals generally return a list of web sites without showing which web sites may be relevant to the actual search query. In some cases, they return lists of hundred or thousands of potential documents for further review. As a result, Internet and private data networks users may spend substantial time searching through the list of returned documents to find out which documents are relevant. This generally requires the user to call up the reference page and either visually scan the page or conduct another page search to find the specific reference in question.

         In contrast, Spyhop provides advanced search capabilities that create a search result metaphor we refer to as "what you see is what you get." In a Spyhop search result a portion of the computer screen is devoted to an information summary that is the equivalent of a modified table of contents or index. Each entry in the table of contents represents an Internet site or page, and the entry shows the user how many references match the search criteria on each web site or page. By clicking on an entry in the table of contents or index, users can see the search results in the actual surrounding context of the document and determine more quickly and efficiently if the web site provides the information they want.

         Spyhop is based on a computer program that takes search result data and organizes it in terms which we believe are familiar to the average person, such as modified tables of contents or indices. Spyhop can also sort, analyze, and manipulate search results to make it easier to find what the researcher is looking for. Spyhop uses a language analysis technique that assists users in quickly determining which web sites and pages contain needed, relevant information. Spyhop also assists users in properly constructing a search request, thereby avoiding the common problem of getting too many responses to a search that was ambiguously phrased.

         Spyhop Markets. We believe Spyhop will be used primarily by business researchers and professionals on the Internet. The Internet is an interactive worldwide network of computers and data systems that allows its users to retrieve data, purchase products, send and receive communications and purchase or provide services. The Internet is based on a technology platform that incorporates a series of standards that allow computers in various locations and of various makes and models to communicate effectively with one another. The use of the Internet has grown substantially since it was first commercially introduced in the 1990s. International Data Corporation estimates that the Internet user population will grow from approximately 35 million in 1996 to approximately 160 million by 2000. The significant increase in the number of Internet users has resulted in a rapid increase in the number of advertisers, products and services on the Internet. For example, Jupiter Communications has estimated that approximately $340 million was spent on Internet and online advertising in 1996, and that Internet and online advertising will grow to be approximately $5 billion by the year 2000.

         As the Internet developed, corporations, universities and other large organizations began developing private data networks to serve the needs of their organizations. Generally, these networks are custom-built, and use proprietary protocols to connect specific communities or groups of users through local area networks and wide area networks. Private networks are generally expensive to build and maintain, and the proprietary nature of the networks and their applications sometimes makes it difficult to manage and exchange information between them. In addition, these networks typically use leased telephone lines, modem banks and other proprietary systems to connect geographically distinct parts of the same private network (such as connecting a field office in Boise, Idaho with a home office in New York City), to link separate private networks and to permit access by remote individual users. Many organizations have begun to create private data networks that adopt the same communication standards used on the Internet. Because the Internet and private data networks are increasingly using the same standards, private data networks can provide users with substantially increased access to information and other users, both inside an organization and, via the Internet, throughout the world. As a result, a July 1996 Forrester Research survey of fifty Fortune 1000 companies reported that 64% of the respondents were currently using private data networks, and another 32% were building private data networks. According to International Data Corporation, the market for intranet software products and services in the year 2000 will exceed $3 billion, up from approximately $276 million in 1995, and the estimated expenditures for private data networks software products and services will exceed $6 billion in the year 2000, up from approximately $260 million in 1995.

         The adoption of standardized communications standards on private networks and the increasing use of the Internet to link private networks have created a need for location and platform independent software products and services that integrate all levels of the workplace and allow users to quickly and efficiently obtain relevant and useful information. Currently, solutions for searching and retrieving information from data networks generally involves the use of catalogs, search services or other specially designed applications. We believe these tools generally lack sufficient speed, accuracy and comprehensiveness, and can be difficult to use. In many cases, currently-used portals and information retrieval devices produce search results that do not allow the user to easily determine if any particular search result is relevant to the search query.

         Our Solution. The basic Spyhop technology, originally called "WordCruncher," was developed in the 1980s at a private university. Those efforts produced a software program that generates a detailed index of documents of almost any size. This index included the exact location of each word found in the search document and its relationship to other words and phrases. The software also allowed users to retrieve full texts and determine logical connectors, frequency distribution and collocation. Because they worked with scholars from around the world, the development team also designed the software to provide multiple language support capabilities. The resulting technology has been used in research projects in over twenty countries and in over 15 languages. In 1997, we purchased the exclusive, worldwide rights to this search technology, which we augmented by adding technology from other search engines and adapted for use on the Internet under the brand name "Spyhop."


         Spyhop currently incorporates the following features:

                  Fast, In-Context Display of Search Results. When an Internet user initiates a search on other portals, results are returned in the form of a list of web sites that may or may not contain relevant information. Before the user knows for certain which web sites are relevant, he must call up the referenced page and either visually scan the page or do a "page search" to find the specific reference to the search term. During a Spyhop search, however, one portion of the screen is devoted to the equivalent of a table of contents. Each entry in the table of contents represents an Internet site, page, category or subcategory and the entry shows the user how many references match the search criteria on each web site or page. By clicking on an entry in the table of contents, the user can see the search results with the actual surrounding context; in other words, "hit-in-context." With this type of display, the user can preliminarily determine if a web site provides the information he wants without having to link to the web site first.


                  New Information Presentation Model. As part of our efforts to make Spyhop search results more familiar, Spyhop takes search results data and organizes it in terms which we believe are familiar to the average person (for example, in the form of a modified table of contents or index). Spyhop also provides tools that sort, analyze and manipulate search results to make it easier to find what the user is looking for. This conceptual "bridge-building" is useful not only for experienced Internet users, but for the increased number of new Internet users.

                  Context Analysis. Many people who search the Internet do not receive the search results they want, in part because they use an ambiguous search. One of the most common results of ambiguously constructed searches is the tendency to get far too many possible search references, or "hits." Spyhop uses a language analysis technique to help users quickly zero in on web sites or pages which contain relevant information.

                  Relevance. Some portals rank search results based on factors that may have little or no relevance to the data the user is seeking. For example, at least one widely-used portal displays search results based, in part, on the fees paid to the provider of the portal. In contrast, Spyhop uses pre-computed document ranking, in conjunction with term location, frequency and distribution features, to determine the most relevant hits for a given search and sort these to the top of the list the user sees.


                  Speed of Engine / Scalability. We believe that two of the primary requirements for a successful portal are speed and scalability. "Speed" refers to speed of indexing, and the speed of returning search results to users. "Scalability" refers to the ability of the portal to cope with the vast amount of data on the data base being searched. Spyhop uses detailed indexing to handle rapid searching of very large data bases and is designed for scalable clustered systems to achieve near linear performance increases as we add additional hardware.


         Our Business Objectives and Strategy. We intend to be the leader in the development and marketing of specialized portal sites for the Internet and private data networks. Initially, we intend to focus our business efforts on the continued development and marketing of Spyhop for the Internet, with an emphasis on the business and professional segments of that market. We believe Internet users in those market segments typically spend more money on Internet services, software and hardware and that, therefore, they are a significant target for advertisers. According to Zona Research, focused portals and directories will have an increased impact on the revenues and advertising expenditures on the Internet, and during the next five years online directory spending for focused portals and directories should increase from 10% of the overall Internet advertising budget to 80% of the overall Internet advertising budget. By focusing our target market on the business and professional users segment of the Internet market initially, we believe we will be able to more quickly generate revenues on our own site and associated sites through better advertising and applications of other e-commerce applications that use Spyhop. Based on the results of our marketing effort in the business and professional Internet market segments, we intend either to focus our long-term business efforts on other specialized segments of the Internet or more aggressively pursue the development of products and services for the private data network segments of the data services industry.


         We intend to achieve our business objectives using the following strategies:


                  We Will Launch and Maintain Our Own Web Site. We currently maintain a web site at http://www.WORDCRUNCHER.com, where users can preview descriptions of our company and Spyhop. In February, 1999, we opened our web site as a "beta" for evaluating Spyhop's capabilities and consumer reaction. We discontinued the beta site in March 1999. While it was in operation, we received up to 25,000 hits per day. We intend to use the data we obtained from our beta test to further refine Spyhop's capabilities. We also intend to use our web site as the primary site for third parties to use Spyhop. We will provide the use of Spyhop to the visitors to our web site for free.


                  We Intend to Increase Spyhop Brand Recognition. We believe brand recognition on the Internet will be crucial to effectively marketing Spyhop. We are offering Spyhop without charge to web users as a showcase and to establish ourselves as a premier provider of services on the Internet. We also plan to make available additional free services on the Internet to showcase our technology and to extend awareness of the Spyhop brand.

                  We Will Use Value Added Links. We intend to develop increased Spyhop brand recognition in the marketplace by entering into licensing agreements with major Internet content providers to deliver Spyhop branded Internet search service results to users through "value added links" on those other providers' web sites.

                  We Intend to Maximize Advertising Revenue. Although we expect to earn revenue from licensing through value added link agreements, we expect that the primary source of our revenues will be from advertising generated on our portal site. We also expect to conduct a significant portion of our business over the Internet, including marketing, communications, partner registration, sales, software distribution and partner and customer support. We intend our web page to be a "front door" to a menu of business and professional oriented activities, and to offer users an interactive multi-media environment where they can access information about our products, download software products, receive support and conduct commercial transactions with us.

         Sales and Marketing. Our sales strategy is to achieve broad market penetration by employing multiple distribution channels, including direct sales over the Internet and sales through our own sales organization, value added resellers, Internet service providers, telecommunications companies, original equipment manufacturers and independent software vendors. We anticipate that, by the end of 1999, we will have an 8 person sales and marketing team that will market Spyhop directly to advertisers and content providers. Our primary sales tool will be our web site, which will demonstrate, promote and sell software products that can be downloaded directly to the user's computer.


         We are focusing our search engine development activities towards insuring that our search engine meets the specific needs of a business-focused portal. We currently do not intend to make our search engine available to third parties (whether through licensing or other business arrangements), although we could do so at some time in the future.


         Customer Support and Services. We believe a high level of customer support and service for products will be critical to our success. Our principal customer support focus will be to provide training, documentation and technical support at our web site to persons using Spyhop.

         Competition. Our markets are new, very competitive and subject to rapid technological change. We face competition in the overall Internet/intranet software market, as well as in each of the market segments where Spyhop will compete. We expect competition to persist, increase, and intensify in the future as the markets for our products and services continue to develop and as additional companies enter our markets.


         A number of companies provide or have announced intentions to provide software products based on Internet standards and which are designed as portals in either the Internet or private data network markets. In particular, Spyhop will face competition from AltaVista, Excite, Hotbot, Infoseek, Lycos, Yahoo!, Ask Jeeves and Open Text. A number of the companies offering these portals have been offering services on the Internet for a number of years (although, not to focused Internet segments), so the increased use and visibility of Spyhop will depend, in large part, on our ability to build and host a large web index as the web grows in size while maintaining operational performance levels. We also believe it will be essential for us to develop long-term business alliances with parties with which we can enter into value added link contracts. We believe we will need to make significant investments in research and development in order to keep up with the technological and operational demands imposed by the anticipated changes in the Internet and intranet markets.


         We are aware of several other large and small software developers that are focusing significant resources on developing and marketing software products and services that will compete with Spyhop. Some of our current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing or using our products and services. We may not be able to compete effectively with current and future competitors.

         Product Development. Our current product development efforts are focused on post-beta test adjustments to Spyhop. These adjustments include revisions related to the functionality, speed and interface of our portal site. Based on our current estimates, we believe that we will be able to launch Spyhop on a production basis in the fourth quarter of 1999. [Add in Ken's update]


         During the course of our development process, we learned that certain components of the WordCruncher engine did not readily lend themselves to conversion to an Internet-based application. Although we did not believe conversion would be impossible, we believed that the time and costs necessary to satisfactorily complete the conversion process in time for our anticipated product rollout in fourth quarter of 1999 could have been prohibitive. Therefore, we licensed third party technologies that we believe will enable us to accelerate the completion of our development process, while still maintaining the key WordCruncher features and functionality we believe are important. This licensed technology also enables us to add other features and functionality (both from WordCruncher and elsewhere) that we believe Internet users expect in state-of-the-art search technologies.

         We intend to actively support industry standards and, if they are commercially feasible, incorporate new standards-compliant features into Spyhop as they become available. Some of the technology we use was developed by third parties and then licensed to us. We have, however, developed significant additions to this technology internally and, to date, have spent over $1.25 million in research and engineering activities and expenses in support of our research and engineering activities.


         Our ability to successfully develop and release new products and enhancements to Spyhop in a timely manner will be subject to a variety of factors, including our ability to solve technical problems and test products, the availability of financial, sales and management resources, and other factors, some of which we may not be able to control. We may experience difficulties that could delay or prevent our successful development, introduction or marketing of new products and enhancements.

         Material Contracts. We are a party to the following material contracts and arrangements:


         Brigham Young University License. On February 14, 1997 we signed a master license agreement (the "License") with BYU, under which we obtained the exclusive worldwide rights to use, develop, manufacture, market, and modify the WordCruncher technology. BYU retained the ownership rights to any improvements to the WordCruncher technology that we develop. We issued BYU (and certain individuals who developed the licensed technology while they were employed by
BYU) 544,761 shares of common stock for the License. The WordCruncher technology constitutes the core search technology we use in our "Spyhop" product.


         The term of the License is for as long as allowed by law, but it may be terminated if we materially breach the License. We are required to pay BYU a royalty of 3% of our adjusted gross sales. Annual minimum royalties began in January 1999, and $20,000 will be due for 1999. The minimum royalty payments increase annually and, in 2002, will be capped at $150,000. In addition, when we acquired the License, BYU had already sublicensed the technology to several other parties for royalty payments ranging from 3% to 8% of the sublicensee's gross sales. Under the term of the License, we are required to pass through to BYU 50% of the royalty payments we receive from these sublicenses.


         Dataware License. In July 1999 we signed a source code software license agreement with Dataware Technologies, Inc. granting us access to code for Dataware's proprietary search engine technology. We intend to blend this technology with our search technologies as we continue to develop our overall product line. The license has a term of three years (with a two year renewal option) and cost us $350,000. In connection with this agreement, we also signed a Consulting Agreement with Acsiom Inc., an affiliate of Dataware, to provide consulting services relating to the integration of the Dataware search engine into our existing technology, including our business professional portal site. This agreement requires us to pay hourly developer consulting fees ranging from $100 - $150 per hour.

         Pittard Sullivan Contract. In July 1999 we retained Pittard Sullivan, a marketing communications company in the media and entertainment industries, to provide us with brand strategy, brand identity and site design consulting services. Brand strategy and identity efforts include the development of the brand vision, brand mission, brand positioning policies, and an articulation of our core branding values. Site development consulting efforts include creative conceptualization and strategic analysis, design creation, production and implementation, and testing. This contract runs through year end 1999 and will cost $365,000.

         Digital Boardwalk Agreement. In July, 1999 we signed a strategic agreement with Digital Boardwalk, a commercial website developer and e-commerce specialist, to integrate business information resources and services offered within our portal site for business professionals. Components of this effort include specifications and development of user services and features, web application flow, site security, third-party data sources, and methods for connecting the application to our existing data infrastructure. Our existing contract is for $50,000 and runs through July, 1999. We are currently negotiating an additional contract with Boardwalk that will be for approximately $500,000 and will run through year end 1999.

                  Petersen Intellectual Property Purchase. We purchased certain intellectual property from Jeffrey B. Petersen in December 1998. The intellectual property consists of software and source codes that we use to build databases, a boolean search engine for searching databases, a dynamically updatable search engine, and certain utility/sample programs. We paid $50,000 for the intellectual property by delivering $15,000 in cash and 13,000 shares of common stock to Mr. Petersen.

                  Purchase Agreement. In February and March 1999, we sold 6,300 shares of our newly designated Series A Preferred Stock to eight investors under the terms of the Purchase Agreement. We received a total of $6.3 million in the transaction. After we paid the expenses of the placement agent ($378,000) and our other expenses for the transaction ($15,000), we netted $5,907,000 from the sale. In connection with the transaction, we also issued both the purchasers and the placement agent the Warrants and granted those parties certain registration rights for the shares of common stock they can acquire by converting the Series A Preferred Stock and exercising the Warrants. See "Transactions Effected in Connection With the Offering," "Description of Capital Stock" and "Principal and Selling Stockholders."

                  Columbia Financial Group Services Agreement. In January 1999, we entered into a services agreement with Columbia Financial Group ("Columbia"). Columbia provides investor relations services for a number of public companies, particularly those companies that are involved in the Internet business. Under the agreement, we agreed to grant Columbia warrants to purchase for five years up to 200,000 shares of our common stock for $5 per share. As of June 30, 1999, Columbia had earned warrants to purchase 50,000 shares.


         Corporate Development. Our predecessor in interest was incorporated in the State of California on May 2, 1997, as Dunamis, Inc. ("Dunamis"). Dunamis was formed for the purpose of publishing and marketing books and audio and video tapes. On June 25, 1998, Dunamis completed a merger with a Nevada corporation that had been created for the sole purpose for changing Dunamis' domicile from California to Nevada. On July 14, 1998, the surviving entity in that transaction completed a merger with WordCruncher Publishing Technologies, Inc. (formerly "Redstone Publishing, Inc."), a Utah corporation. The Nevada corporation was the surviving entity in that transaction and, as part of the transaction, changed its name to "WordCruncher Internet Technologies, Inc." At the time of the merger, WordCruncher Publishing Technologies, Inc. held the rights to a significant portion of the intellectual property we currently use.

         Patents, Licenses and Intellectual Property. Our success will depend, in part, on our ability to obtain and protect patents, maintain trade secrets and operate without infringing on the proprietary rights of others in the Untied States and other countries. Spyhop is based, in part, on a United States patent issued to BYU. We have an exclusive world-wide license to that patent. If either we or BYU fail to file, prosecute or maintain the patent, we could be severally damaged. We intend to file additional patent applications relating to our technology, products and processes as the need arises. We will also direct BYU to file any additional patent applications relating to the technology we have licensed from it. However, any of these patents or patent applications could be challenged, invalidated or circumvented by our competitors.

         If we were to become involved in a dispute regarding our intellectual property, we may have to participate in interference proceedings before the United States Patent and Trademark Office to determine who has the first claim to the rights involved. We could also be forced to seek a judicial determination concerning the rights in question. These types of proceedings can be costly and time consuming, even if we eventually prevail. If we did not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, or stop commercializing a certain product.

         We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property rights. These other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against those parties.

         We have adopted a policy of requiring our employees and collaborators to execute confidentiality agreements when they commence employment or consulting relationships with us. These agreements generally provide that all confidential information developed or made known to the individual during the course of his or her relationship with us is to be kept confidential and not disclosed to third parties, except under certain specific circumstances. In the case of employees, the agreements also provide that all inventions conceived by the individual in the course of his or her employment will be our exclusive property.


         Employees. We have twenty-five (25) employees. Approximately 14 of our employees are engaged in development activities, 6 are engaged in administrative and finance functions, and 5 are engaged in sales or marketing. Our employees are not presently covered by any collective bargaining agreemeRnt. We believe our relations with our employees are good, and we have not experienced any work stoppages.


         Properties. We lease 3,600 square feet of administrative, office and developmental space at the Town Square Professional Plaza in Draper, Utah 84020. The term of the lease is from March 15, 1999 until March 31, 2002. The current annual rental for the space is $44,932 ($3,744 per month), which we believe is typical for similar premises in the area.


         Legal Proceedings. We are not a party to any proceeding or threatened proceeding as of the date of this prospectus.


                                   MANAGEMENT

         Our directors, executive officers and key employees, as of the date hereof, and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our directors or executive officers.

Name                          Age     Position Held
-------------------------   -------  -------------------------------------------
M. Daniel Lunt                 45     President, Chief Executive Officer,
                                      Director

James W. Johnston              46     Chairman of the Board, Executive Vice
                                      President, Director

Kenneth W. Bell                49     Senior Vice President, Chief Financial
                                      Officer, Treasurer, Secretary,
                                      Director

Peter T. Stoop                 38     Vice President of Marketing

Martin E. Cryer                39     Vice President of Product Development

         M. Daniel Lunt: Mr. Lunt was a co-founder of WordCruncher Publishing and has served as our President, Chief Executive Officer and Director since November 1996. Mr. Lunt has over 20 years experience in the computer software industry. Between 1983 and 1993, he was employed by WordPerfect Corporation, most recently as Vice President of Worldwide Marketing. In that capacity, he was responsible for the development and implementation of WordPerfect's marketing, sales and support divisions. After leaving WordPerfect in 1993, Mr. Lunt became the president of a residential real estate development company. Mr. Lunt attended Brigham Young University.


         James W. Johnston: Mr. Johnston was a co-founder WordCruncher Publishing and has served as our Director, Chairman of the Board and Executive Vice President since November 1996. From December 1990 to November 1996, he was president of Johnston & Company, which published virtual works using Spyhop technology, including the Constitution Papers (CD ROM). Mr. Johnston has 15 years of expertise in developing and marketing products involving content presentation, analysis software and virtual publishing.


         Kenneth W. Bell: Mr. Bell joined us as our Senior Vice President, Chief Financial Officer, Secretary and Treasurer and Director in February 1997. Between April 1990 and December 1996, he served as President and Chief Financial Officer of Kelmarc Corporation, a financial and management advisory company. He has twenty-five years experience in a variety of finance and management positions, including employment in the commercial banking area for fifteen years in Utah and California. Mr. Bell received his B.S. from BYU in 1972.

         Peter T. Stoop: In September 1998, Mr. Stoop joined us as our Vice President of Sales and Marketing. He was employed by Novell, Inc. from February 1994 through June 1997, most recently as senior director of product management for Novell's $70 million product division. Mr. Stoop has eight years of experience in the computer industry. Mr. Stoop received his MBA in marketing from the William E. Simon School of Business at the University of Rochester in 1989.

         Martin Cryer: Mr. Cryer joined us as our Vice President of Product Development in March 1999. Mr. Cryer has nearly 20 years experience in the computer industry. He has designed and developed several generations of computer systems, covering both symmetrical multi-processing and parallel architectures. Between 1996 and 1999, Mr. Cryer oversaw the Salt Lake City based Siemens Research and Development Centre. Mr. Cryer also served 12 years in the Unisys UNIX Systems Group, contributing significantly to many of its innovative server system designs. He graduated from Queen Mary College, University of London and has been residing in the United States for the past 10 years.

         Board of Directors. Our Articles of Incorporation provide for a Board of Directors consisting of 3 persons. The number of directors can be increased as provided in our by-laws, which allow either our board of directors or our stockholders to approve the change. Our directors serve for terms of one-year.

         Board of Directors Committees. Our Board of Directors intends to establish two committees, the audit committee and the compensation committee. Each of these committees will be responsible to the full Board of Directors, and, in general, its activities will be subject to the approval of the full Board of Directors.

         The audit committee will be primarily charged with the review of professional services provided by our independent auditors, the determination of the independence of those auditors, our annual financial statements, and our system of internal accounting controls. The audit committee will also review such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it finds appropriate or as is brought to its attention, including our selection and retention of independent accountants. We are is currently seeking one or more persons to add as outside directors to the Board of Directors, and we anticipate that one or more of the new members will be appointed as a member of the audit committee.

         The compensation committee will be charged with the responsibility of reviewing executive salaries, administering bonuses, incentive compensation and our stock option plans and approving our other executive officer benefits. The compensation committee will also consult with our management regarding pension and other benefit plans, and our compensation policies and practices in general. We are currently seeking one or more persons to add as outside directors to the Board of Directors. We anticipate that one or more of the new outside directors will be appointed as a member of the compensation committee.


         Compensation of Directors. We do not have any standard arrangement for compensating our directors for the services they provide to us in their capacity as directors, including services for committee participation or for special assignments.

         Employment Agreements. We have adopted a policy of entering into employment agreements with our senior management, and have entered into such agreements with Messrs. Lunt, Bell, Johnston and Stoop. The terms of the employment agreements for Messrs. Lunt, Bell and Johnston begun on September 1, 1998 and have initial terms of three years. Under the agreements, each is entitled to receive a base annual salary of $102,000 during the first year of the agreements. The salary will be increased annually, effective in September of each year, by an amount equal to the greater of 8% or an amount determined by the Board of Directors. In addition to the base salary amounts, each of Messrs. Lunt, Bell and Johnston will receive incentive bonuses (as determined by our Board of Directors), standard benefits such as health and life insurance, disability payments and reimbursement of reasonable business expenses.

         We have also entered into an employment agreement with Mr. Stoop. The initial term of the agreement is two years and it provides for a base salary of $66,000 (increased to $84,000 effective April 1, 1999). The agreement also provides for standard health and medical insurance, incentive bonuses, disability coverage and reimbursement for reasonable business expenses. In addition, Mr. Stoop received options to acquire 300,000 shares of common stock vesting over a three year period.

         We may terminate the employment contracts for cause (which is defined in the agreements), or without cause. If the contract is terminated without cause or as a result of a "change of control", as defined in the agreements, the employee is generally entitled to receive severance pay. In the event of a change of control, Messrs. Lundt, Bell and Johnston will each receive a payment equal to five times the sum of his average annual salary, bonus and profit sharing (based on a per year average over the five preceding years). The term "change of control" is defined in their agreements as

         - any tender offer, stock exchange offer or other take-over device in which any person becomes the beneficial owner of 30% or more of the total voting power of our outstanding securities;

         - any realignment of the Board of Directors or change in officers due to shareholder action;

         -    our sale by 30% or more of our assets; or

         - any merger or reorganization where we are not the surviving entity or our shareholders fail to retain substantially the same direct or indirect ownership in us immediately after the merger or reorganization.


         If Mr. Stoop is terminated for cause under his agreement, he will not be entitled to receive any severance compensation. If the termination is without cause, we are obligated to pay him a severance payment equal to 90 days' of base salary, payable in three equal monthly installments, and if the termination is because of a change of control, he is entitled to receive a severance payment equal to his annual salary, payable in three installments. A change of control is defined in his agreement as any sale or other disposition by the us of all or substantially all of our assets, any merger or consolidation with another corporation in which our shareholders as a group do not hold at least 50% of the voting power of the surviving corporation, or any person becomes the beneficial owner of 50% or more of our voting power.

         Limitations of Liability and Indemnification. Our Articles of Incorporation limit the personal liability of our directors and officers for monetary damages to the maximum extent permitted by Nevada law. Under Nevada law, these limitations include limitations on monetary damages for any action taken or failed to be taken as a director or officer except for (i) an act or omission that involves intentional misconduct or a knowing violation of a law, or (ii) payment of improper distributions. Nevada law also permits a corporation to indemnify any current or former director, officer, employee or agent if the person acted in good faith and in a manner in which he reasonably believed to be in (or not opposed to) the best interest of the corporation. In the case of a criminal proceeding, the indemnified person must also have had no reasonable cause to believe his conduct was unlawful.

         Our by-laws provide that, to the fullest extent permitted by our Articles of Incorporation and the Nevada Business Corporation Act, we will indemnify (and advance expenses to) our officers, directors and employees in connection with any action, suit or proceeding (whether civil or criminal) to which those persons are made party by reason of their being our director, officer or employee. Any such indemnification would be in addition to the advancement of expenses.

         At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which would result in a claim for such indemnification.

         Executive Compensation. The following table summarizes the compensation paid to or earned by our chief executive officer and our four most highly-compensated executive officers whose total salary and bonus exceed $100,000 (collectively, the "named executive officers") during each of the past two fiscal years. During the fiscal year ended December 31, 1996, none of our officers received any cash compensation, bonuses, stock appreciation rights, long-term compensation, stock awards or long-term incentive rights:


                           Summary Compensation Table
                           --------------------------
                                                              All Other
                                  Annual Compensation       Compensation
                              --------------------------- ----------------
Name and Principal Position   Fiscal Year    Salary($)
---------------------------   -----------   ------------
M. Daniel Lunt                    1998      $102,000 (1)          -
President, CEO, Director          1997            -               -


James W. Johnston                 1998      $102,000 (1)          -
Chairman of the Board,            1997            -               -
Executive Vice President

Kenneth W. Bell                   1998      $102,000 (1)          -
Senior Vice President, CFO        1997            -               -
Director
_______________________________


(1) The figures shown under the "Salary" column represent annual salary. Each of Messrs. Lunt, Johnston and Bell joined us effective July, 1998.



                       PRINCIPAL AND SELLING STOCKHOLDERS


         The following table sets forth, as of June 30, 1999, the beneficial ownership of our outstanding common stock by

         - each person known by us to own beneficially 5% or more of our outstanding common stock,


         -     each of our executive officers,


         -     each of our directors,

         -     all executive officers and directors as a group, and

         -     the selling stockholders.

Beneficial ownership after this offering will depend on the number of shares actually sold by the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of calculating the percentages shown in the chart, each person listed is also deemed to beneficially own any shares issuable on (a) the exercise of vested options or warrants held by that person and that are exercisable within 60 days after June 30, 1999 or (b) the conversion of any Series A Preferred Stock held by that person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares.


                                   Common Stock Beneficially                        Common Stock Beneficially Owned
                                   Owned Prior to Offering(1)         Number of            After Offering(2)
 Name of Beneficial Owner and      --------------------------       Shares Being    -------------------------------
      Relationship to Us             Shares          Percent        Registered          Shares           Percent
-------------------------------    ------------  ------------      --------------   -------------   ---------------
Officers and Directors
------------------------------
M. Daniel Lunt(3)                    1,798,383         15.1%          250,000          1,548,383          11.5%
President, CEO, Director


James W. Johnston(4)                 2,021,223         17.0%          250,000          1,771,223          13.2%
Chairman of the Board,
Executive V.P.


Kenneth W. Bell(5)                   1,510,608         12.7%          250,000          1,260,608           9.4%
Senior V.P., CFO, Treasurer,
Secretary, Director

Peter T. Stoop                           5,000           *              5,000               -                -
V.P. Marketing

Martin Cryer                            10,000           *             10,000               -                -
V.P. Product Development


All Executive Officers and           5,374,214         45.2%          794,000          4,580,214          34.1%
Directors as a Group (5
persons)(6)


Selling Stockholders                                                                        -

Jeffrey Peterson                        13,000           *             13,000               -                -
Consultant


Timothy J. Riker(7)                     29,000           *             29,000               -                -
Former Officer


Mike Schouten                            5,000           *              5,000               -                -
Marketing

Robert Stevens                           5,000           *              5,000               -                -
Programmer

Universal Insurance                     25,000           *              5,000             20,000             *
Consultant

Shane Smit                               4,000           *              4,000               -                -
Development

Brett Bell                               2,000           *              2,000               -                -
Marketing

Alexis Lee                               2,000           *              2,000               -                -
Support

Shane Jackson                            2,000           *              2,000               -                -
Accounting

Andrew Blum                              3,690           *              3,690               -                -
Consultant

Mutual Ventures                        450,000          3.8%          100,000            350,000            2.6%
Consultant

Capital Communications                 360,000          3.0%          100,000            260,000            1.9%
Consultant

Columbia Financial Group               100,000           *            100,000               -                -
Consultant

Tajunnisah Owesh(8)                    541,281          4.5%          541,281               -                -
Series A Preferred Stockholder

Ohoud F. Sharbatly(8)                  216,512          1.8%          216,512               -                -
Series A Preferred Stockholder


Mohammad A. Al-Quaiz8                  216,512          1.8%          216,512               -                -
Series A Preferred Stockholder


Urban Development Est.(8)              108,256           *            108,256               -                -
Series A Preferred Stockholder

Yasser M. Zaidan8                      108,256           *            108,256               -                -
Series A Preferred Stockholder

Khaled A. Almubarak(8)                 45,512            *             45,512               -                -
Series A Preferred Stockholder

Gibraltor Worldwide, Inc.(8)           108,256           *            108,256               -                -
Series A Preferred Stockholder

Abdulwahhab A. Abdulwasea(8)            23,862           *             23,862               -                -
Series A Preferred Stockholder
Cardinal Capital Managemen(8)          189,000          1.6%          189,000               -                -
Warrantholder
-------------------------------


         * Less than 1% of the outstanding common stock.
         (1) Percentage of beneficial ownership prior to offering is based on 11,877,002 shares of common stock outstanding as of June 30, 1999. See "Summary" for a description of the calculation of the number of shares of common stock outstanding.
         (2) Percentage of beneficial ownership after offering is based on 13,434,449 shares of common stock. See "Summary". That figure assumes the sale of all the shares. The actual number of shares sold may be less than the total registered hereunder. See footnote number 7 below. See "Summary" for a description of the calculation of the number of shares of common stock to be outstanding.
         (3) Mr. Lunt shares voting power and investment power with his wife, Lori Lunt.
         (4) Mr. Johnston shares voting power and investment power of 1,953,339 shares held jointly with his wife, Catherine F. Johnston, 66,408 of such shares are held in the name of his wife, Catherine F. Johnston. He also influences the investment power and voting power of 1,476 shares held by his son, LeGrand Johnston. Mr. Johnston does not disclaim beneficial ownership of his wife's and son's shares.
         (5) Mr. Bell has sole voting power and investment power of 330,000 shares and shares voting power and investment power of 1,180,608 shares with his wife, Roberta L. Bell.
         (6) Assumes the matters set forth in footnotes 1 through 5.
         (7) Mr. Riker, formerly our vice president and chief scientist, left us effective May 1, 1999.
         (8) Under the terms of the Purchase Agreement, we are required to register for the benefit of the holders of the Series A Preferred Stock and the Warrants the number of shares equal to twice the number of shares of common stock those persons could acquire on the conversion of their Series A Preferred Stock, plus the number of shares of common stock those persons could acquire on exercise of the Warrants. The number of shares set forth with respect to such Series A Preferred Stock holders and Warrant holders reflects twice the number of shares that could be currently acquired upon the conversion of the Series A Preferred Stock plus the number of shares they could acquire on the exercise of the Warrants. We may issue the holders of the Series A Preferred Stock and Warrants fewer than the number of shares reflected for them in the chart, depending on the market value of our common stock on certain dates. See "Transactions Effected in Connection With the Offering" and "Description of Capital Stock."


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of those persons:


         Management Loans to Us. James Johnston, Kenneth Bell and Daniel Lunt a secured line of credit in the amount of $250,000 (which they agreed to use to loan us up to that amount on a revolving basis) and loaned us an additional $50,000 (for a total of $300,000) in 1997. We subsequently drew down the entire $250,000 loan commitment. As of December 31, 1998, we owed $120,000 of the $300,000. In October 1998, we repaid the $50,000 loan and the line of credit was paid down to zero in January 1999, but it still remains available to be drawn on, if we need it, through December 31, 1999. In May 1998, Mr. Lunt loaned us $13,000, which we repaid in July 1998 though our issuance of additional common stock to Mr. Lunt.

         Indebtedness of Management. We advanced a total of $66,700 to James Johnston during 1997 and 1998. The amounts outstanding on these loans as of December 31, 1998 was $66,700. The interest rate is 8%, with interest and principle due on January 1, 2000, but was paid in full by Mr. Johnston in March 1999. We also advanced a total of $29,500 to Kenneth Bell in 1997 and 1998. Mr. Bell repaid those amounts to us in March 1999. We also loaned an entity owned by
M. Daniel Lunt $10,000 in 1997 and loaned him $4,000 personally in 1998. A portion of the $10,000 loan ($5,000) was repaid by offsetting amounts we otherwise owed Mr. Lunt, another portion ($5,000) was repaid in cash, and the $4,000 loan was paid to us in March 1999.


         Intellectual Property Development Rights. We purchased certain intellectual property from Jeffery Petersen in December 1998. In connection with that transaction, Timothy Riker disclaimed any interest he had in the property. Mr. Riker was involved in the early stages of the development of the intellectual property, which was further developed by Mr. Petersen before we purchased it.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.

                      INTEREST OF NAMED EXPERTS AND COUNSEL


         We are not aware of any expert or legal counsel named in this registration statement who will receive a direct or indirect substantial interest in the offering. Our counsel, Parsons Behle & Latimer, will pass on the legality of the shares to be issued pursuant to the conversion of the Series A Preferred Stock and the exercise of the Warrants. Our financial statements at December 31, 1998 and 1997, and for the periods ending then, have been audited by Crouch, Bierwolf & Chisholm, as set forth in this report at the end of this prospectus, and are included in reliance on that report given on the authority of that firm as experts in accounting and auditing.


                              PLAN OF DISTRIBUTION


         We will not use the services of underwriters or dealers in connection with the sale of the shares registered hereunder. The shares will be freely transferable, except for the shares issued to certain of the selling stockholders who are affiliates. We will hold 1,557,447 of the shares in reserve for the conversion of the shares of Series A Preferred Stock and the exercise of the Warrants, as defined below, pursuant to the terms of the Purchase Agreement.

         The selling stockholders will offer and sell the shares registered hereunder from time to time. They will act as principals for their own accounts in selling the shares and may sell the shares through public or private transactions, on or off established markets, at prevailing market prices or at privately negotiated prices. The selling stockholders will receive all of the net proceeds from the sale of the shares and will pay all commissions and underwriting discounts in connection with their sale. Other than the exercise price the selling stockholders may pay with respect to the exercise of the Warrants, we will not receive any proceeds from the sale of the shares.

         The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We expect that the selling stockholders will sell the shares through customary brokerage channels, including broker/dealers acting as principals (who then may resell the shares), in private sales, in transactions under Rule 144 under the Securities Act, or in block trades in which the broker/dealer engaged will attempt to sell the shares as agent but position and resell a portion of the block as principal to facilitate the transaction. We expect the selling stockholders to sell the shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. The selling stockholders may also pledge all or a portion of the shares as collateral in loan transactions. Upon any default by the selling stockholders, the pledgee in the loan transaction would then have the same rights of sale as the selling stockholders under this prospectus. The selling stockholders may also transfer the shares in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer without consideration, and upon any such transfer, the transferee would have the same rights of sale as the selling stockholders under this prospectus. Finally, the selling stockholders and the brokers and dealers through whom sales of the shares are made may be deemed to be "underwriters" within the meaning of the Securities Act, and the commissions or discounts and other compensation paid to those persons could be regarded as underwriters compensation.

         From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities, and will be able to sell and deliver the shares in connection with those transactions or in settlement of securities loans. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in those sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker dealer acts as agent for the purchaser of those shares, from the purchaser) in amounts to be negotiated (which are not expected to exceed those customary in the types of transactions involved.) Brokers and dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share and, to the extent those brokers and dealers are unable do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker dealer commitment to the Selling Stockholder. Broker dealers who acquire shares as principals may thereafter resell those shares from time to time in transactions in the over-the-counter market or otherwise and at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or negotiated transactions and, in connection with those resells, may pay to or receive from the purchasers of those shares commissions as described above.

         We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all brokerage commission and other similar expenses incurred by them.

         At the time a particular offer of the shares is made, to the extent it is required, we will distribute a supplement to this prospectus which will identify and set forth the aggregate amount of shares being offered and the terms of the offering. The Selling Stockholder may sell the shares at any price. Sales of the shares at less than market price may depress the market price of our common stock. Subject to applicable securities laws (and the provisions of the Purchase Agreement, which limit the number of shares of Series A Preferred Stock that their holders can convert to shares of common stock at any one time), the selling stockholders will generally not be restricted as to the number of shares which they may sell at any one time, and it is possible that a significant number of shares could be resold at the same time. The Selling Stockholder and any other person participating in the distribution of the shares will also be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares by the selling stockholders and any other person. Furthermore, Regulation M of the Securities Exchange Act of 1934 may restrict the ability of any person engaged in the distribution of the shares to engage in market- making activities with respect to the particular shares being distributed for a period of up to 5 business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

         To comply with certain states securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the Selling Stockholder meets the applicable state notice and filing requirements.

         Available Information. This prospectus does not contain all of the information set forth in the registration statement relating to the shares. For further information, reference is made to the registration statement and such exhibits and schedules. Statements contained in the prospectus concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of the documents filed as exhibits to the registration statement. Each such statement is qualified in its entirety by that reference. Copies of these documents may be inspected, without charge, at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Denver Regional offices of the Commission located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of this material also should be available through the Internet by using the Commission's EDGAR Archive, the address of which is http://www.sec.gov.


                          DESCRIPTION OF CAPITAL STOCK


         Our authorized capital consists of 60,000,000 shares of common stock, $0.001 par value, and 50,000 preferred shares, $0.01 par value, of which 15,000 shares have been designated as the Series A Preferred Stock. As of June 30, 1999, there were 11,877,002 shares of common stock and 6,300 shares of Series A Preferred Stock outstanding. As of that date, an additional 429,000 shares of common stock may be issued upon the exercise of outstanding share options (of which 15,000 are presently exercisable), up to an additional 200,000 shares may be issued to a third party upon the exercise of warrants being acquired by that party in exchange fore services (of which, it has earned warrants for 50,000 shares to date), an additional 307,449 shares may be issued upon the exercise of the outstanding Warrants as described below, and an additional 624,999 shares of common stock may currently be issued upon the conversion of the Series A Preferred Stock into common stock. As of June 30, 1999, there were approximately 143 holders of record of the common stock and eight record holders of the Series A Preferred shares.

         Common Stock. Subject to preferences that may be applicable to any then outstanding preferred shares, holders of the common stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of funds legally available for such purposes. In the event of our liquidation, dissolution or winding-up, the holders of the common stock are entitled to participate in all assets remaining after the payment of liabilities and the liquidation preferences of any then-outstanding preferred shares. The holders of the common stock have no preemptive rights and no right to convert the common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock, and all outstanding common stock are fully paid and non-assessable. The holders of the common stock are entitled to one vote for each share they hold of record on all matters submitted to a vote of our stockholders. We have not paid, and do not intend to pay, cash dividends on the common stock for the foreseeable future.


         Preferred Shares. Our Articles of Incorporation grant our Board of Directors the authority to issue up to 50,000 shares of preferred stock, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders.


         In February 1999, our Board of Directors created 15,000 shares of the Series A Convertible Preferred Stock, and sold 6,300 of these shares to certain of the selling stockholders for $1,000 per share. The Series A Convertible Preferred Stock gives its holders the right to receive $1,000, plus 6% each year, for each share before any of our other stockholders receive anything if we are liquidated, but does not give their holders the right to vote in most matters our stockholders are asked to consider and vote on. These shares of preferred stock also give their holders a right to receive an annual 6% dividend at the time the preferred shares are converted into common stock. We have the option of paying the dividend in cash or in shares of common stock. The Series A Preferred Stock will first be convertible into shares of common stock on the day this registration statement becomes effective. Up to 20% of the Series A Preferred Stock can be converted into common stock during each month following the effective date with this prospectus. In addition to the right to convert the Series A Preferred Stock into common stock, we also gave the holders of the Series A Preferred Stock a limited right to receive additional shares of common stock at certain times if the market price for the common stock is less than $12.096 per share. On the 10th trading day after each of July 8, 1999, October 6, 1999 and February 13, 2000, the holders of the Series A Preferred Stock are entitled to receive the number of shares of common stock equal to one-third of the purchase price for their Series A Preferred Stock times the difference between the 10 day average closing price of the common stock and $12.096, divided by the ten day trading average. For example, if for the ten day trading period beginning July 8, 1999 our common stock trades at $10 per share, the holders of the Series A Preferred Stock would receive 43,667 additional shares of common stock ([$12.096-$10.00] x [$6,300,000 / 3] / 10). Based on the trading price of our common stock during the 10 business day period following July 8, 1999, the holders of the Series A Preferred Stock are entitled to receive 256,779 additional shares of common stock. The Series A Preferred Stockholders also receive additional shares of common stock under certain other limited conditions, including if the Securities and Exchange Commission places a stop order on this registration statement.

         We believe our Board of Directors' authority to set the terms of, and our ability to issue, additional shares of preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of additional preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in our control. However, we do not presently have any plan to issue any additional shares of preferred stock.

         Warrants. When we sold the Series A Preferred Stock to investors in February and March, we also issued warrants (the "Warrants") to acquire shares of our common stock. The Warrants were issued in three series - Series A and Series B, which the investors in the Series A Preferred Stock acquired, and Series C, which we issued to a third party as a finder's fee for the transaction. The Series A Warrants allow their holders to purchase up to an aggregate of 71,069 shares of common stock at an approximate weighted average exercise price of $33.93 per share (125% of the closing bid price for our common stock on the day prior to the closing of the Purchase agreement (the "Closing Price")) at any time through the fifth anniversary of the closing of the Purchase Agreement (the "Warrant Expiration Date"). The Series B Warrants allow their holders to purchase up to an aggregate of 47,380 shares of common stock at an approximate weighted average exercise price of $40.71 (equal to 150% of the Closing Price) at any time through the Warrant Expiration Date. The Series C Warrants allow its holder to purchase up to 189,000 shares of common stock at an approximate weighted average exercise price equal to $28.25 per share (105% of the Closing Price) at any time through the Warrant Expiration Date. If the holders exercise all of the Warrants, we would receive a total of $9,591,960.

         We have also entered into an agreement with a third party that is providing investor relations services to us. Under the agreement, we will grant that party warrants to acquire up to 200,000 shares of our common stock at $5 per share. As of June 30, 1999, that party has earned warrants to purchase 50,000 shares.

         Registrations Rights. We have granted contractual registration rights to the holders of the Series A Preferred Stock. Those persons are part of the selling stockholders. The registration rights we granted those selling stockholders are as follows:


         (i) the "registerable securities" covered by the rights include any of our shares of capital stock which are acquired on exercise of the Warrants or the conversion of the Series A Preferred Stock. A particular security is no longer a "registerable security" if it has been registered under a registration statement filed under the Securities Act and disposed of pursuant to the registration statement, the registration statement under the Securities Act is no longer required for the immediate public distribution of that security as a result of the application of the provisions of Rule 144 under that act, or the security in question ceases to be outstanding. "Registerable Securities" also includes all securities acquired as a result of stock splits, stock dividends, reclassifications, recapitalizations or similar events relating to those securities.


         (ii) Subject to certain limitations, we were obligated to prepare and file with the Securities and Exchange Commission, on or before April 30, 1999, a registration statement (under the Securities Act) in order to permit a public offering sale of the registerable securities under the Securities Act. The holders of the Series A Preferred Stock waived the deadline for the filing of the registration statement from April 30, 1999 through the date hereof. We are also obligated to use our best efforts to cause a registration statement to become effective on or before June 30, 1999. This prospectus is a part of the registration statement contemplated by the registration rights.


         (iii) We are required to maintain the registration statement, or a post-effective amendment, until the earlier the date of all the registerable securities have been sold pursuant to the registration statement, the date the holders of those share receive an opinion of counsel that the registerable securities may be sold under the provisions of Rule 144 without limitation, or five years after the date the holders of the Series A Preferred Stock first subscribed for their shares.

         (iv) We are obligated to pay all fees, disbursements and out-of-pocket expenses and costs connected with the preparation and filing of the registration statement and complying with applicable securities and Blue Sky Laws (including, without limitation, attorneys fees). The holder of the shares subject to the registration statement are obligated to bear the costs, pro rata, of any underwriting discounts and commissions, if any, applicable to the registered securities being registerable, as well as the fees of their own counsel.

         (v) If this registration statement was not filed with the Securities Exchange Commission on or before April 30, 1999, or is not declared effective by the Securities and Exchange Commission on or before June 30, 1999 we are obligated to pay the holders of the Series A Preferred Stock, as liquidated damages for that failure (and not as a penalty), 2% of the purchase price of the then outstanding shares of Series A Preferred Stock for each thirty calendar day period until the registration statement is filed and/or declared effective. We would be required to pay the liquidate damages in cash.


         We have also granted registration rights to Messrs. Lunt, Johnston and Bell under the terms of their employment contracts. Those rights include both demand and "piggyback" rights.


         Anti-Takeover Effective Nevada Law In Certain Provisions. Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Article of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to (a) a sale of assets or reorganization, or (b) any plan of merger or any plan of exchange, if (i) the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market Systems, or are held of record by not less than 2,000 shareholders and (ii) the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

         The Nevada Private Corporation Law also has three provisions designed to deter take-over attempts:

                  Control Share Acquisition Provision. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third or a majority of the stock of a corporation, stockholders meeting must be held after delivery of an "offerors" statement, at the offerors expense, so that the stockholders of the corporation can vote on whether the shares proposed to be acquired (the "control shares") can exercise voting rights. Except as otherwise provided in a corporation's Articles of Incorporation, the approval of the majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the Articles of Incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have has not elected out of the control share acquisition provisions of Nevada law.

                  Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities and similar transactions with an "interested stockholder" (which is defined as the beneficial owner of 10% or more of the voting power of the corporation) and certain affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is first approved by the Board of Directors. After the initial three-year period, any combination must still be approved by majority of the voting power not beneficially owned by the interested stockholder or the interested stockholders affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the highest of: (a) the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares; or (b) for holders of preferred stock, the highest liquidation value of the preferred sock.

                  Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interest of the corporation, may consider (i) the interest of the corporations employees, suppliers, creditors and customers, (ii) the economy of the state and the nation, (iii) the interest of the economy and of society and
(iv) the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation. The directors may also resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interest of the corporation "upon consideration of the interest of the corporations stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporation' stockholders by adopting or executing plans that deny rights, privileges, powers or authority to a holder of a specific number of shares or percentage of share ownership or voting power.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751, our Articles of Incorporation and bylaws provide for the indemnification of our officers and directors. Mandatory indemnification is required for present and former directors. However, the director must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. Advances for expenses may be made if the director affirms in writing that he believes he has met the standards and that he will personally repay the expense if it is determined he did not meet the standards. We provide permissive indemnification for officers, employees or agents. Our Board must approve such indemnification and the standards and limitations are the same as for a director.

         We will not indemnify a director or officer adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are is authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, or officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.



                          INDEX TO FINANCIAL STATEMENTS
                     WORDCRUNCHER INTERNET TECHNOLOGIES, INC


Audited Financial Statements:                                               Page

         Auditor's Report....................................................F-1


         Consolidated Balance Sheets at December 31, 1998 and 1997...........F-2

         Consolidated Statements of Operations for Years Ended
                  December 31, 1998 and 1997 ................................F-4

         Consolidated Statements of Stockholders' Equity from
                  inception on  November 5, 1996 through
                  December  31, 1998 and 1997 ...............................F-5

         Consolidated Statements of Cash Flows for the Years Ended
                  December 31, 1998, 1997 and 1996...........................F-8

         Notes to Consolidated Financial Statements..........................F-9


Interim Financial Statements (Unaudited):


         Balance Sheets at June 30, 1999 and 1998...........................F-16

         Statement of Operations for the Six Months Ended
                  June 30, 1999 and 1998 ...................................F-18

         Statement of Stockholders' Equity (Deficit) for the
                  Six Months Ended June 30, 1999 and 1998...................F-19

         Statement of Cash Flows for the Six Months Ended
                  June 30, 1999 and 1998 ...................................F-20

         Notes to the Interim Financial
                   Statements...............................................F-21

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of WordCruncher Internet Technologies, Inc.

We have audited the accompanying consolidated balance sheets of WordCruncher Internet Technologies, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WordCruncher Internet Technologies, Inc. as of December 31, 1998 and 1997 and the results of its consolidated operations and cash flows for the years then ended in conformity with generally accepted accounting principles.




Crouch, Bierwolf & Chisholm


Salt Lake City, Utah
January 21, 1999

                                 WordCruncher Internet Technologies, Inc.
                                       Consolidated Balance Sheets
                                                  ASSETS

                                                                                            December 31,
                                                                                     1998                 1997
                                                                               -------------         ------------
CURRENT ASSETS


   Cash & Cash Equivalents (Note 1)                                            $   425,702           $    10,369
   Notes receivable-current portion (Note 3)                                          -                    5,000
                                                                               -----------           -----------
     Total Current Assets                                                          425,702                15,369
                                                                               -----------           -----------
PROPERTY & EQUIPMENT (Note 2)                                                       81,419                44,682
                                                                               -----------           -----------
OTHER ASSETS

    Organization Costs (Note 1)                                                      1,202                    -
    Notes receivable-related party (Note 3) long-term portion                      100,200                77,000
    Interest receivable-long term                                                   10,018                 2,877
    Deposits                                                                         5,076                    -
                                                                               -----------           -----------
    Total Other Assets                                                             116,496                79,877
                                                                               -----------           -----------
     TOTAL ASSETS                                                              $   623,617            $  139,928
                                                                               ===========           ===========


The accompanying notes are an integral part of these financial statements.

                                 WordCruncher Internet Technologies, Inc.
                                  Consolidated Balance Sheets continued


                                   LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                        December 31,
CURRENT LIABILITIES                                                             1998                    1997
                                                                            -------------          ------------

   Accounts payable                                                         $     10,421           $     1,170
   Accrued expenses                                                               23,752                 2,960
   Accrued Interest                                                                  740                 2,469
   Current portion of long-term liabilities (Note 4)                             136,006               314,708
                                                                            -------------          ------------
     Total Current Liabilities                                                   170,919               321,307
                                                                            -------------          ------------


LONG TERM LIABILITIES (Note 4)


   Notes payable-related party                                                   120,000               300,000
   Capital lease obligations                                                      27,620                42,272
   Less current portion                                                         (136,006)             (314,708)
                                                                            -------------          ------------
     Total long term Liabilities                                                  11,617                27,564
                                                                            -------------          ------------
     TOTAL LIABILITIES                                                           182,533               348,871
                                                                            -------------          ------------


STOCKHOLDERS' EQUITY


   Common stock, authorized 60,000,000 shares
     of $.001 par value, issued and outstanding
     11,877,002 and 363,689 shares, respectively                                  11,877                 1,091
   Additional Paid-in capital                                                  1,247,334               125,184
   Retained earnings                                                            (818,127)             (335,218)
                                                                            -------------          ------------
     Total Stockholders' Equity                                                  441,084              (208,943)
                                                                            -------------          ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $    623,617           $  139,928
                                                                            =============          ============


The accompanying notes are an integral part of these financial statements.

                                 WordCruncher Internet Technologies, Inc.
                                  Consolidated Statements of Operations


                                                                             For the Year ended
                                                                                December 31,
                                                                   1998              1997                1996
                                                              -------------      -------------      -------------
REVENUES                                                      $     82,678       $     24,484       $        -

COST OF SALES                                                       15,864                806                -
                                                              -------------      -------------      -------------
GROSS PROFIT                                                        66,814             23,678                -
                                                              -------------      -------------      -------------
SELLING EXPENSES                                                    34,554              5,274                -

RESEARCH & DEVELOPMENT                                             266,563            126,281                -

GENERAL & ADMINISTRATIVE EXPENSES                                  227,724            213,293                -
                                                              -------------      -------------      -------------
TOTAL OPERATING EXPENSES                                           528,841            344,848                -
                                                              -------------      -------------      -------------
OPERATING LOSS                                                    (462,027)          (321,170)               -
                                                              -------------      -------------      -------------
OTHER INCOME AND (EXPENSES)

   Interest income                                                   7,276              2,877                -
   Miscellaneous income                                                  -                200                -
   Interest expense                                                (28,158)           (17,125)               -
                                                              -------------      -------------      -------------
     Total Other Income and (Expenses)                             (20,882)           (14,048)               -
                                                              -------------      -------------      -------------
LOSS BEFORE INCOME TAXES                                          (482,909)          (335,218)               -

PROVISION FOR INCOME TAXES (Note 1)                                      -                 -                 -
                                                              -------------      -------------      -------------
NET LOSS                                                      $   (482,909)      $   (335,218)               -
                                                              =============      =============      =============
LOSS PER COMMON SHARE
   LOSS FROM OPERATIONS - EPS                                 $      (.076)      $       (.59)               -
                                                              =============      =============      =============
   NET LOSS- EPS                                              $      (.079)      $       (.61)               -
                                                              =============      =============      =============

WEIGHTED AVERAGE
    OUTSTANDING SHARES                                           6,100,679           545,535                 -
                                                              =============      =============      =============


The accompanying notes are an integral part of these financial statements.

                                 WordCruncher Internet Technologies, Inc.
                             Consolidated Statements of Stockholders' Equity
                       From Inception on November 5, 1996 through December 31, 1998

                                                                                         Additional        Retained
                                                                Common Stock                Paid-in
Earnings
                                                               Shares         Amount        Capital       (Deficit)
                                                           -----------    -----------    -----------    -----------
Balance at inception-November 5, 1996                              -      $       -       $      -       $      -


Net loss for the period ended
   December 31, 1996                                               -              -              -              -
                                                           -----------    -----------    -----------    -----------
Balance December 31, 1996                                          -              -              -              -


January 97 - Issuance of stock for cash
   to organizers at $.001 per share                           622,500            623             52             -

February 97 - Issuance of stock for
   cash at $.001 per share                                     67,500             67              8             -

February 97 - Issuance of stock for
   license agreement                                          110,742            111           (111)            -

September 1997 - Issuance of stock
   to employees for services at
   $.33 per share                                             252,450            252         83,898             -

August 1997 - Issuance of stock for
   services performed at $1.09 per share                       37,875             38         41,337             -

Net loss for the year
   ended December 31, 1997                                         -              -              -        (335,218)
                                                           -----------    -----------    -----------    -----------
Balance on December 31, 1997                                1,091,067          1,091        125,184       (335,218)


July 1998 - Issuance of stock for cash
   at $4.17 per share                                         120,000            120        499,880             -


July 98 - Reverse acquisition and
   reorganization adjustment                                9,885,435          9,886         (8,550)            -

July 98 - Stock issued for cash at
   $.725 per share                                            690,000            690        499,310             -

July 98 - Stock issued for debt conversion
   at $.96 per share                                           13,500             13         12,987             -

October 98 - Shares issued for services
   at $1.80 per share                                          39,000             39         70,161             -

October 98 - Shares issued for software
   technology at $1.80 per share                               13,000             13         23,387             -

November 98 - Shares issued for
   insurance coverage at $1.0 per share                        25,000             25         24,975               -

The accompanying notes are an integral part of these financial statements.

                                 WordCruncher Internet Technologies, Inc.
                             Consolidated Statements of Stockholders' Equity
                       From Inception on November 5, 1996 through December 31, 1998

                                                                  Common Stock            Additional      Retained
                                                           --------------------------      Paid-in        Earnings
                                                              Shares         Amount        Capital        (Deficit)
                                                           -----------    -----------    -----------    -----------
Net Loss for the year
   ended December 31, 1998                                         -             -              -         (482,909)
                                                           -----------    -----------    -----------    -----------
Balance on December 31, 1998                               11,877,002     $   11,877     $ 1,247,334    $ (818,127)
                                                           ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.


                                 WordCruncher Internet Technologies, Inc.
                                  Consolidated Statements of Cash Flows


                                                                                For the Year ended
                                                                                   December 31,
                                                                    1998               1997               1996
                                                               -------------      -------------      -------------
Cash Flows From Operating Activities

Net income (loss)                                              $   (482,909)      $   (335,218)      $         -
Non-cash items:
   Depreciation & amortization                                       10,406              6,419                 -
   Stock issued for services                                         95,200            125,525                 -
(Increase)/decrease in current assets:
   Interest receivable                                               (7,141)            (2,877)                -
Increase/(decrease) in current liabilities:
   Accounts payable                                                   4,251              1,170                 -
   Accrued expenses                                                  19,063              5,429                 -
                                                               -------------      -------------      -------------
   Net Cash Provided (Used) by Operating Activities                (361,130)          (199,552)                -
                                                               -------------      -------------      -------------
Cash Flows from Investing Activities

  Cash paid for property, equipment
      and software technology                                       (18,627)                -                  -
  Cash received on notes receivables                                  5,000                 -                  -
  Cash advanced on notes receivable                                 (23,200)           (82,000)                -
  Cash paid for deposits                                             (5,076)                -                  -
                                                               -------------      -------------      -------------
  Net Cash Provided (Used) by Investing Activities                  (41,903)            (82,000)               -
                                                               -------------      -------------      -------------
Cash Flows from Financing Activities

  Cash received from stock issuance                               1,000,000                750                 -
  Cash received from debt financing                                  13,000            300,000                 -
  Principal payments on long-term debt                             (194,634)            (8,829)                -
                                                               -------------      -------------      -------------
  Net Cash Provided (Used) by Financing Activities                  818,366            291,921                 -
                                                               -------------      -------------      -------------
    Increase/(decrease) in Cash                                     415,333             10,369                 -

Cash and Cash Equivalents at Beginning of Period                     10,369                 -                  -
                                                               -------------      -------------      -------------
Cash and Cash Equivalents at End of Period                     $    425,702       $     10,369       $         -
                                                               =============      =============      =============
Supplemental Cash Flow Information:
  Cash paid for interest                                       $     29,888       $     14,656       $         -
  Cash paid for income taxes                                   $         -        $         -        $         -
Non-cash financing transaction:
  Purchase of equipment with lease obligations                 $         -        $     51,190       $         -

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

                    WordCruncher Internet Technologies, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

             a.      Organization

                     WordCruncher Internet Technologies,  Inc. (the Company) was
             incorporated on November 5, 1996 in the state of Utah under the name of Redstone Publishing, Inc. On March 10, 1997 the Company changed its name to WordCruncher Publishing Technologies, Inc. During July 1998, the Company merged with Dunamis, Inc. a public company organized in the State of California. Dunamis has essentially no assets and liabilities, and management of Dunamis has resigned and management of the Company now manages the consolidated entity. The merger was recorded as a reverse acquisition, therefore WordCruncher is the accounting survivor.

                     In  connection  with the merger,  the Company  changed it's name to WordCruncher Internet Technologies, Inc. and changed its domicile to the State of Nevada. The Company's headquarters are in Draper, Utah, where the Company is engaged in the marketing of a search engine software product. The Company has acquired a license agreement from a University wherein the Company has an exclusive, worldwide right to sell, develop and manufacture the "wordcruncher" technology.

             b.      Recognition of Revenue


                     The  Company  recognizes  income and expense on the accrual basis of accounting. The Company receives revenues from services provided for indexing printed materials to online format. Revenue is recorded when the services are completed. The Company also generates revenues from the sale of their publishers proprietary version of the search engine technology. Revenues are recorded upon the sale of the products. Licensing fees are also generated from the sublicensing of the technology and is recorded as revenue when received.


             c.      Earnings (Loss) Per Share


                     The  computation  of earnings  per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Preferred shares issued subsequent to December 31, 1998, that were convertible into common shares, were not included in computing diluted EPS because their effects were antidilutive.


             d.      Provision for Income Taxes

                     In 1997, WordCruncher Publishing Technologies, Inc. elected to file federal and state income taxes under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income during that period of time. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Effective July 1, 1998, the Company will file a consolidated return with it's parent and will lose it's S-Corp status.

                     No provision  for income taxes has been recorded due to net operating loss carry forwards totaling approximately $460,000 that will be offset against future taxable income. These NOL carry forwards begin to expire in 2013. No tax benefit has been reported in the financial statements because the Company has not yet proven it can generate taxable income.

                     Deferred tax assets and the valuation account is as follows at December 31, 1998 and 1997:

                                                   1998               1997
                                               ------------      ------------
             Deferred tax asset:
                     NOL carry forward         $   156,400       $      -

                     Valuation allowance          (156,400)             -
                                               ------------      ------------

             Total                             $        -        $      -
                                               ============      ============

             e.      Cash and Cash Equivalents


                     The company  considers all highly liquid  investments  with original maturities of three months or less to be cash equivalents.


             f.      Property and Equipment

                     Expenditures  for property and  equipment  and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.


                     The provision  for  depreciation  is  calculated  using the straight-line method over the estimated useful lives of the assets. The useful lives of equipment, furniture and software are 5 years, 7 years and 3 years, respectively. Depreciation expense for the period ended December 31, 1998 and 1997 is $10,272 and $6,419, respectively.


             g.      Stock Split & Change in Par Value

                     In July  1998,  the  Company  authorized  a 3 for 1 forward stock split. These financial statements have been retroactively restated to reflect the stock split. Pursuant to the reverse merger with Dunamis the Company's par value changed to $.001. This change has also been retroactively applied.


             h.      Cost of Sales

                     The costs associated with product sales including  shipping expenses are recorded as cost of sales.

             i.      Software Development Costs

                     The Company  expenses all costs  associated  with  software development as research and development expense until technological feasibility has been achieved. Subsequent to technological feasibility, costs to produce product masters are capitalized and amortized over a three year period. Amortization will start when the product is available for general release, which is yet to come.



NOTE 2 - Property & Equipment

                     Property  and  equipment   consists  of  the  following  at
             December 31, 1998 and 1997:

                                                       1998              1997
                                                   -----------      -----------
   Computer equipment                              $    8,609       $       -
   Leased computer equipment                           45,743           45,743
   Leased furniture equipment                           5,358            5,358
   Software technology                                 38,400               -
                                                   -----------      -----------


                                                       98,110           51,101
   Less:
     Accumulated depreciation - equipment                 358               -
     Accumulated depreciation - leased equipment      (16,333)          (6,419)
                                                   -----------      -----------


     Total Property & Equipment                    $   81,419       $   44,682
                                                   ===========      ===========


NOTE 3 - Notes Receivable - Related Party

                     The Company  loaned money to several  officers/shareholders of the Company. Notes receivable at December 31, 1998 and 1997 consist of the following:

                                                                  December 31,
                                                                1998       1997
                                                             --------   --------

             Note  receivable  from  James  Johnston,  an
             officer,  interest rate of 8%,  interest and
             principle due January 1, 2000.                    66,700     56,250

             Note   receivable   from  Kenneth  Bell,  an
             officer, bears interest at 8%, principle and
             interest due January 1, 2000.                     29,500     20,750

             Note receivable from a corporation owned by
             Dan Lunt, an officer, bears interest at 8%
             principal and interest due January 1, 2000         4,000      5,000
                                                             --------   --------
                  Total                                       100,200     82,000

             Less current portion                                  -       5,000
                                                            ---------   --------
             Notes receivable - long term                   $ 100,200   $ 77,000
                                                            =========   ========


NOTE 4 - Long-Term Liabilities

                    Long  Term   Liabilities   are  detailed  in  the  following
             schedules as of December 31, 1998 and 1997:

             Notes payable related party is detailed as follows:  December 31
                                                               1998       1997
                                                            ---------   --------


             Note payable to three officers of the Company,
             bears interest of prime +1 1/2%,
             with principal due December 1999,
             unsecured note                                $ 120,000   $ 300,000
                                                           ---------   ---------
             Total notes payable - related party           $ 120,000   $ 300,000
                                                           ---------   ---------


             Capital lease obligations are detailed in the following schedule as of and December 31, 1998 and 1997:

             Capital lease obligation to a corporation
             for computer equipment, lease payments due
             monthly of $234 through December 2001,
             bears interest at 14%, secured by computer
             equipment.                                    $   6,818   $   8,386

             Capital lease obligation to a corporation
             for computer equipment and furniture,
             lease payments due monthly of $436
             through April 2000, bears interest at 11%,
             secured by equipment.                             6,946      11,467

             Capital lease obligation to a corporation
             for equipment, lease payments due
             monthly of $499 through April 2000,
             bears interest at 11.5%, secured by
             equipment.                                        7,786      12,569

             Capital lease obligation to a corporation
             for computer equipment, lease payments due
             monthly of $369 through June 2000, bears
             interest at 11.5%, secured by computer
             equipment.                                        6,070       9,850
                                                           ---------   ---------
             Total Lease Obligations                          27,620      42,272
                                                           ---------   ---------
             Total long term liabilities                     147,620     342,272
                                                           ---------   ---------
             Less current portion of:
               Notes payable - related party                 120,000     300,000
               Capital lease obligations                      16,006      14,708
                                                           ---------   ---------
             Total current portion                           136,006     314,708
                                                           ---------   ---------

             Net Long Term Liabilities                     $  11,614   $  27,564
                                                           =========   =========

             Future minimum principal payments on notes payable related party are as follows:

                     1999                                             $ 120,000
                                                                      ----------
             Total notes payable-related party                        $ 120,000
                                                                      ==========

             Future minimum lease payments are as follows at December 31, 1998:

                     1999                                             $  18,456
                     2000                                             $   9,758
                     2001                                             $   2,806
                                                                      ----------
                                                                      $  31,020
                     Less portion representing interest               $  (3,400)
                                                                      ----------
                     Total                                            $  27,620
                                                                      ==========


NOTE 5 - Use of Estimates in the Preparation of Financial Statements


                     The preparation of financial  statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 6 - Commitments and Contingencies

                    The  Company  is  committed  for  their  office  facilities.
             Monthly lease payments are due of $3,744 for a 38 month period.

             Future minimum lease payments are as follows at December 31, 1998:


                                    1999                               $  44,928
                                    2000                               $  44,928
                                    2001                               $  44,928
                                    2002                               $   7,488
                                                                       ---------
                                                                       $ 142,272


                     As part of the license  agreement  described in Note 7, the
             Company is committed to minimum royalty payments as follows:


                                    1999                               $  20,000
                                    2000                               $  50,000
                                    2001                               $ 100,000
                                    2002 and thereafter                $ 150,000


                    These  minimum  royalties  are due as  long  as the  license agreement is in effect.

                     The Company has committed to Employment agreements to three officers of the Company. The agreements commenced in September 1998 and end in August 2001. Monthly installments on the agreements total $25,500.


NOTE 7 - Licenses


                     On  February  14,  1998,  the Company  signed an  exclusive license agreement with Brigham Young University, a Utah non-profit corporation and educational institution, wherein the Company has the worldwide rights to market, modify, develop and manufacture the "wordcruncher" technology, which is a software program used to search data for specific items (search engine). The term of the lease is as long as allowed by law. The agreement calls for license fees and royalties of 3% of adjusted gross sales, and 50% of royalty payments from sublicenses. Annual minimum royalties begin for the calendar year 1999 and are due the quarter following the year end, as specified in Note 6. Minimum royalty payments will be capped at $150,000 from 2002 on. The Company acquired the license through stock issuance, and is required to maintain BYU's equity interest of 10%.


NOTE 8 - Related Party Transactions

                     James  Johnston,  Kenneth  Bell and Dan Lunt,  officers and shareholders of the Company, borrowed $300,000 from a bank and loaned the funds to the Company. At December 31, 1998 and 1997, $120,000 and $300,000 was outstanding, respectively. Also in May 1998, Dan Lunt loaned the Company $13,000, which was paid by December 31, 1998.

                     The Company  has  advanced  funds to James  Johnston in the amount  of  $66,700  and $56,250  at  December  31,  1998 and 1997,
             respectively. Advances have also been made to Kenneth Bell of $29,500 and $20,750 at December 31, 1998 and 1997, respectively.


                     During 1997,  the Company loaned $10,000 to a company owned by Dan Lunt.  $5,000  was  repaid  in 1997 and  $5,000  was  offset against advertising costs incurred by Mr. Lunt in 1998. During 1998, the Company advanced an additional $4,000 on a note receivable due in 2000, all of which is outstanding at December 31, 1998.


NOTE 9 - Subsequent Events


                     On January  19,  1999 the Board of  Directors  organized  a
             Series A Convertible Preferred Stock with 15,000 shares authorized. The preferred stock has a stated value of $1,000, and a cumulative dividend of 6%. The Company issued 6300 Series of the Series A Convertible Preferred Stock in February and March 1999. Under the terms of the document for those sales, the shares are convertible into 624,999 shares of common stock at a conversion rate of $10.08 per share, upon registration of the common stock. The preferred shares hold no voting rights, and up to 20% of the preferred stock can be converted into common during each month following the effective date of the Company's prospectus. Preferred shareholders have a limited right to receive additional shares of common stock at certain times if the market price of the common stock is less than $12.096 per share. On the 10th trading day after each of July 8, 1999, October 6, 1999, and February 13, 2000, preferred shareholders are entitled to receive the number of shares of common stock equal to one-third of the purchase price for their Series A Preferred Stock times the difference between the 10 day average closing price of the common stock and $12.096, divided by the ten day trading average.

                     The  investors  of the Series A  Preferred  Stock were also issued Series A and B warrants to purchase common stock. A Series C warrant was also issued to a third party as a finder's fee. Series A warrants allow their holders to purchase up to an aggregate of 71,069 shares of common stock at a weighted average price of $34.53 per share (125% of the closing bid price of Series A Preferred Stock purchase agreement) at any time through the fifth anniversary of the closing. Series B warrants allow their holders to purchase up to an aggregate of 47,380 shares of common stock at a weighted average of $41.44, through the expiration date. Series C warrants allow their holders to purchase up to 189,000 shares of common stock at a weighted average price of $29.01 per share through the fifth anniversary of the warrant issue.


                                                    Interim Financial Statements
                                              WordCruncher Internet Technologies, Inc.
                                                            Balance Sheet

                                                               ASSETS
                                                               ------
                                                                                 June 30,
                                                                     1999                        1998
                                                                 --------------             ----------------
CURRENT ASSETS
         Cash and cash equivalents                               $   5,238,834              $             -
         Stock subscription receivable                                       -                      500,000
         Interest receivable                                             7,816                        1,233
         Accounts receivable                                               427                            -
         Notes receivable - current portion                              2,630                            -
                                                                 --------------             ----------------
                  Total Current Assets                               5,249,707                      501,233
                                                                 --------------             ----------------
PROPERTY & EQUIPMENT                                                   372,747                       39,725
                                                                 --------------             ----------------
OTHER ASSETS
         Organization costs                                              1,069                            -
         Notes receivable-related party long-term portion                    -                       82,200
         Interest receivable-long term                                       -                        6,009
         Deposits                                                        5,076                            -
                                                                 --------------             ----------------
                  Total Other Assets                                     6,145                       88,209
                                                                 ==============             ================
                           TOTAL ASSETS                          $   5,628,599              $       629,167
                                                                 ==============             ================

The accompanying note is an integral part of these interim financial statements.

                                                    Interim Financial Statements
                                              WordCruncher Internet Technologies, Inc.
                                                        Balance Sheet (cont'd)

                                                LIABILITIES AND STOCKHOLDERS' EQUITY
                                                ------------------------------------
                                                                                June 30,
                                                                      1999                        1998
                                                                 --------------             ----------------
CURRENT LIABILITIES
         Bank overdrafts                                         $           -              $           311
         Accounts payable                                               55,485                        7,037
         Accrued expenses                                               44,879                        1,643
         Accrued interest                                                    -                        2,399
         Current portion of long-term liabilities                       15,689                      329,129
                                                                 --------------             ----------------
                  Total Current Liabilities                            116,053                      340,519
                                                                 --------------             ----------------
LONG TERM LIABILITIES
         Notes payable-related party                                         -                      313,000
         Capital lease obligations                                      19,270                       35,952
         Less current portion                                          (15,689)                    (329,129)
                                                                 --------------             ----------------
                  Total Long Term Liabilities                            3,581                       19,823
                                                                 --------------             ----------------
                  TOTAL LIABILITIES                                    119,634                      360,342
                                                                 --------------             ----------------
STOCKHOLDERS' EQUITY
         Common stock                                                   11,877                        4,037
         Preferred stock                                                    63                            -
         Additional Paid-in capital                                  7,155,222                      622,238
         Retained earnings                                          (1,658,197)                    (357,450)
                                                                 --------------             ----------------
                  Total Stockholders' Equity                         5,508,965                      268,825
                                                                 ==============             ================
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $   5,628,599              $       629,167
                                                                 ==============             ================

The accompanying note is an integral part of these interim financial statements.

                                                    Interim Financial Statements
                                               WordCruncher Internet Technologies, Inc.
                                                        Statement of Operations

                                                                       Interim Period Ended June 30,
                                                                  1999                               1998
                                                              -------------                       ------------
REVENUES                                                      $     21,286                        $    57,707
COST OF SALES & ROYALTIES                                           25,731                                586
                                                              -------------                       ------------
GROSS PROFIT                                                        (4,445)                             57,121
                                                              -------------                       ------------
RESEARCH & DEVELOPMENT EXPENSES                                    273,091                             24,342
SALES &  MARKETING EXPENSES                                        167,551                                  -
GENERAL & ADMINISTRATIVE EXPENSES                                  489,285                             41,774
                                                              -------------                       ------------
TOTAL OPERATING EXPENSE                                            929,927                             66,116
                                                              -------------                       ------------
OPERATING LOSS                                                    (934,372)                            (8,995)
                                                              -------------                       ------------
OTHER INCOME AND (EXPENSES)
         Interest income                                            97,247                              4,365
         Interest expense                                           (2,945)                           (17,602)
                                                              -------------                       ------------
                  Total Other Income and (Expenses), net            94,302                           (13,237)
                                                              -------------                       ------------
LOSS BEFORE INCOME TAXES                                          (840,070)                           (22,232)
PROVISION FOR INCOME TAXES                                               -                                  -
                                                              -------------
                                                                                                  ------------
NET LOSS                                                      $   (840,070)                       $   (22,232)
                                                                                                  ============
NET LOSS PER COMMON SHARE                                     $     (0.071)                       $    (0.061)
                                                              =============                       ============
BASIC AND DILUTED LOSS PER COMMON SHARE
         Basic loss per common share                          $     (0.071)                       $    (0.061)
         Diluted loss per common share                              (0.062)                                 -
WEIGHTED AVERAGE OUTSTANDING SHARES                             11,877,002                            367,022
                                                              =============                       ============


The accompanying note is an integral part of these interim financial statements.


                                                    Interim Financial Statements
                                               WordCruncher Internet Technologies, Inc.
                                                   Statement of Stockolders' Equity|
                                              From January 1, 1999 through June 30, 1999

                                                                                           Additional      Retained
                                                                                            Paid-in        Earnings
                                       Common Stock                Preferred Stock          Capital        (Deficit)
                              -------------  -------------  -------------  -------------  -------------  -------------
                                 Shares          Amount         Shares        Amount
Balance on January 1, 1999      11,877,002   $     11,877             -    $       -      $  1,247,334   $   (818,127)

February 1999 - Issuance                -              -           6,100             61      5,719,839             -
of preferred stock for
cash at $1,000 per share,
$.01 par value

March 1999 - Issuance of                -              -             200              2        187,998             -
preferred stock for cash
at $1,000 per share, $.01
par value

March 1999 - Adjusting                  -              -              -             -               51             -
journal entry to account
for petty cash account

Net Loss for the interim                -              -              -             -              -         (840,070)
period ended June 30, 1999
                              =============  =============  =============  =============  =============  =============
Balance on June 30, 1999        11,877,002   $     11,877          6,300   $         63   $  7,155,222   $ (1,658,197)
                              =============  =============  =============  =============  =============  =============


The accompanying note is an integral part of these interim financial statements.


                                                    Interim Financial Statements
                                               WordCruncher Internet Technologies, Inc.
                                                        Statement of Cash Flows

                                                                For the Six Months Ended           For the Year Ended
                                                                        June 30                        December 31
                                                                          1999                            1998
                                                                  --------------------            -------------------
Cash Flows From Operating Activities
Net income (loss)                                                 $          (840,070)            $         (482,909)
Non-cash items:
         Depreciation & amortization                                           38,660                         10,406
         Stock issued for services                                                  -                         95,200
(Increase)/decrease in current assets:
         Interest receivable                                                  (7,831)                         (7,141)
Increase/(decrease) in current liabilities:
         Accounts payable                                                      45,064                          4,251
         Accrued expenses                                                      20,387                         19,063
                                                                  --------------------           --------------------
                  Net Cash Provided (Used) by
                  Operating Activities                                       (743,790)                      (361,130)
                                                                  --------------------           --------------------
Cash Flows from Investing Activities
         Cash paid for property, equipment and software                      (328,563)                       (18,627)
technology
         Cash received on notes receivables                                   110,085                          5,000
         Cash advanced on notes receivable                                    (12,500)                       (23,200)
         Cash paid for deposits                                                     -                         (5,076)
                                                                  --------------------           --------------------
                  Net Cash Provided (Used) by                                (230,978)                       (41,903)
                  Investing Activities
                                                                  --------------------           --------------------
Cash Flows from Financing Activities
         Cash received from preferred stock issuance                        6,300,000                      1,000,000
         Cash received from debt financing                                     10,000                         13,000
Cash paid for fees associated with preferred stock                           (392,100)
issuance
Principal payments on long-term debt                                         (130,000)                      (194,634)
                                                                  --------------------           --------------------
                  Net Cash Provided (Used) by
                  Financing Activities                                      5,787,900                        818,366
                                                                  --------------------           --------------------
         Increase/(decrease) in Cash                                        4,813,132                        415,333
Cash and Cash Equivalents at Beginning of Period                              425,702                         10,369
                                                                  --------------------           --------------------
Cash and Cash Equivalents at End of Period                        $         5,238,834            $           425,702
                                                                  ====================           ====================
Supplemental Cash Flow Information:
         Cash paid for interest                                   $             2,945            $            29,888
         Cash paid for income taxes                               $                 -            $                 -
Non-cash financing transactions:
         Purchase of equipment with lease obligations             $                 -            $                 -

The accompanying note is an integral part of these interim financial statements.

                      Note To Interim Financial Statements
                    WordCruncher Internet Technologies, Inc.

Note 1.  Preferred Stock Issuance

              On January 19, 1999 the Board of Directors organized a Series A Convertible Preferred Stock with 15,000 shares authorized. The preferred stock has a stated value of $1,000, and a cumulative dividend of 6%. The company issued 6300 Series of the Series A Convertible Preferred Stock in February and March 1999. Under the terms of the document for those sales, the shares are convertible into 624,999 shares of common stock at a conversion rate of $10.08 per share, upon registration of the common stock. The preferred shares hold no voting rights, and up to 20% of the preferred stock can be converted into common during each month following the effective date of the Company's prospectus. Preferred shareholders have a limited right to receive additional shares of common stock at certain times if the market price of the common stock is less than $12.096 per share. On the 10th trading day after each of July 8, 1999, October 6, 1999, and February 13, 2000, preferred shareholders are entitled to receive the number of shares of common stock equal to one-third of the purchase price for their Series A Preferred Stock times the difference between the 10 day average closing price of the common stock and $12.096, divided by the ten day trading average.

              The investors of the Series A Preferred Stock were also issued Series A and B warrants to purchase common stock. A Series C warrant was also issued to a third party as a finders fee. Series A warrants allow their holders to purchase up to an aggregate of 71,069 shares of common stock at a weighted average price of $34.53 per share (125% of the closing bid price of Series A Preferred Stock purchase agreement) at any time through the fifth anniversary of the closing. Series B warrants allow their holders to purchase up to an aggregate of 47,380 shares of common stock at a weighted average of $41.44, through the expiration date. Series C warrants allow their holders to purchase up to 189,000 shares of common stock at a weighted average price of $29.01 per share through the fifth anniversary of the warrant issue.

                               TABLE OF CONTENTS





We have not  authorized  any  dealer,
salesperson  or other  person to give
any    information    or    represent
anything   not   contained   in  this
prospectus.  You  must  not  rely  on
any  unauthorized  information.  This
prospectus  does not offer to sell or                2,693,137 SHARES
buy any  shares  in any  jurisdiction
where    it    is    unlawful.    The
information  in  this  prospectus  is
current only as of its date.
                                                   WORDCRUNCHER INTERNET
                                                    TECHNOLOGIES, INC.



                                          --------------------------------------
                                                        PROSPECTUS
                                          --------------------------------------









TABLE OF CONTENTS
ON PAGE 2                                              August 1999

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 13.  Other Expenses Of Issuance And Distribution


         The following table sets forth the expenses payable by us in connection with the sale of the shares. All the amounts shown are estimates except for the registration fee:

           Securities and Exchange  Commission  Registration Fee . . . . $ 3,837
           NASDAQ  Fees  . . . . . . . . . . . . . . . . . . . . . . . . $ 6,000
           Printing and  Engraving  Expenses . . . . . . . . . . . . . . $10,000
           Legal and  Accounting  Fees and  Expenses . . . . . . . . . . $50,000
           Blue Sky Qualification  Fees and Expenses . . . . . . . . . . $15,000
           Transfer  Agent and Registrar Fees and Expenses . . . . . . . $ 3,000
           Miscellaneous  .  . . . . . . . . . . . . . . . . . . . . . . $ 1,500
                                                                         -------
           Total:                                                        $89,337



Item 14.  Indemnification of Directors and Officers

         Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751, our Articles of Incorporation and bylaws provide for the indemnification of our officers and directors. Mandatory indemnification is required for present and former directors. However, the director must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. Advances for expenses may be made if the director affirms in writing that he believes he has met the standards and that he will personally repay the expense if it is determined he did not meet the standards. We provide permissive indemnification for officers, employees or agents. Our Board must approve such indemnification and the standards and limitations are the same as for a director.

         We will not indemnify a director or officer adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

Item 15.  Recent Sales of Unregistered Securities

         The following discussion describes all securities we have sold within the past three years without registration:


         On May 16, 1997 we issued 1,500,000 shares of common stock for $1,500 in cash to Carol N. Purcell and Wilford Purcell, the founders of Dumanis, Inc. Beginning on May 15 and ending on June 11, 1997 we sold 1,500,000 shares of common stock at $.05 per share, for an aggregate offering amount of $75,000 pursuant to Rule 504 of Regulation D of the Securities Act. On July 14, 1998, the Company issued an aggregate of 2,433,334 shares of common stock to the stockholders of WordCruncher Publishing in a merger of that company into ours. On July 1, 1998, we issued 13,500 shares of common stock, valued at $12,960, to
M. Daniel Lunt, one of our officers and directors, in satisfaction of a note we issued to Mr. Lunt. On October 30, 1998 we issued an aggregate of 39,000 shares of common stock, for $70,200, to four individuals in consideration for services they provided to us. Specifically, 29,000 restricted shares were issued to Timothy J. Riker, 5,000 shares to Peter T. Stoop, and 5,000 shares to Robert J. Stevens. On December 29, 1998, we issued 13,000 shares of common stock to Jeffrey B. Peterson to acquire certain intellectual property rights held by Mr. Peterson. We valued those shares at $35,000. In November 1998, we issued 25,000 shares of common stock to Universal Business Insurance in satisfaction of insurance premiums we owed to it. We valued those shares at $25,000. On February 8 and March 15, 1999, we issued an aggregate of 6,300 shares of Series A Preferred Stock to eight persons pursuant to the Purchase Agreement. The Series A Preferred Stock was issued for an aggregate of $6.3 million.

         In connection with each of these isolated issuances of our securities, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for its own account for investment purposes and not with a view to or for resale in connection with any distribution for purposes of the federal securities laws,
(iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


Item 16.  Exhibits and Financial Statement Schedules

         (a)  Exhibits

              Exhibit Number    Description


                 2.1**          Agreement and Plan of Reorganization between the
                                Company     and     WordCruncher      Publishing
                                Technologies, Inc., dated July 14 1998
                 3.1**          Articles of Incorporation of the Company
                 3.2**          Articles of Merger, filed June 20, 1998


                 3.3**          Articles of Merger, filed July 15, 1998
                 3.4**          Articles of Merger
                 3.5**          Certificate of Amendment, filed February 1, 1999
                 3.6**          Bylaws of the Company
                 4.1**          Reference is made to Exhibit 3.4
                 4.2***         Specimen of Common Stock Certificate
                 5.1***         Opinion of Parsons Behle & Latimer
                 10.1**         Lease  between  the  Company  and SLT III,  LLC,
                                dated December 24, 1998
                 10.2**         License   Agreement   between  the  Company  and
                                Brigham  Young  University,  dated  February 14,
                                1997
                 10.3**         Purchase   Agreement  between  the  Company  and
                                Jeffrey B. Petersen, dated December 28, 1998
                 10.4**         Employment  Agreement  between  the  Company and
                                Kenneth W. Bell, dated September 1, 1998
                 10.5**         Employment  Agreement  between  the  Company and
                                James W. Johnston, dated September 1, 1998
                 10.6**         Employment  Agreement between the Company and M.
                                Daniel Lunt, dated September 1, 1998
                 10.7**         Employment  Agreement  between  the  Company and
                                Peter T. Stoop
                 10.8**         Preferred Stock Purchase  Agreement  between the
                                Company   and   certain   Series   A   Preferred
                                investors, dated February 8, 1999
                 10.9**         Letter  Amendment   Regarding   Preferred  Stock
                                Purchase Agreement, dated April 21, 1999
                 10.10**        Escrow   Agreement   among  the   Company,   the
                                Goldstein   Law  Group  and  certain   Series  A
                                Preferred Investors, dated February 8, 1999
                 10.11**        Registration  Rights Agreement among the Company
                                and certain Series A Preferred Investors,  dated
                                February 8, 1999
                 10.12**        Form of  Warrant  issued  to  certain  Series  A
                                Preferred Investors on February 8, 1999
                 10.13**        Warrant   issued  to  Placement   Agent,   dated
                                February 8, 1999
                 10.14*         Dataware License Agreement, dated July 1999
                 10.15*         Pittard Sullivan Contract, dated July 1999
                 10.16*         Digital Boardwalk Agreement, dated July 1999
                 10.17*         Acsiom,  Inc. Consulting  Agreement,  dated July
                                1999
                 11.11**        Statement re computation of earnings per share
                 23.1*          Consent of Parsons Behle & Latimer
                 23.2*          Consent of Crouch, Bierwolf & Chisholm
                 24.1**         Power of Attorney (see signature page)
                 27.1*          Financial Data Schedule
_________________________
*   Filed herewith
**  Previously filed
*** To be filed by amendment






Item 17.  Undertakings

         Pursuant to Rule 415, the undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement:

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on August 17, 1999.




WORDCRUNCHER INTERNET TECHNOLOGIES, INC.
a Nevada Corporation



By: /s/  M. Daniel Lunt
      M.  Daniel Lunt
      President, Chief Executive Officer, Director



                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Daniel Lunt and Kenneth W. Bell, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including posteffective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, the amended registration statement has been signed by the following persons in the capacities and on the dates indicated.




By: Date: /s/  James W. Johnston                                April 29, 1999
       James W.  Johnston
       Chairman of the Board, Executive Vice President




By: Date: /s/  Kenneth W. Bell                                  April 29, 1999
      Kenneth W.  Bell
      Senior Vice President, Chief Financial Officer,
      Treasurer, Secretary, Director




By: Date: /s/  M. Daniel Lunt                                   April 29, 1999
      M. Daniel Lunt
      President, Chief Executive Officer, Director

Item 16.  Exhibits and Financial Statement Schedules

         (a)  Exhibits

              Exhibit Number    Description
              --------------    -----------
                 10.14*         Dataware License Agreement, dated July 1999
                 10.15*         Pittard Sullivan Contract, dated July 1999
                 10.16*         Digital Boardwalk Agreement, dated July 1999
                 10.17*         Acsiom,  Inc. Consulting  Agreement,  dated July
                                1999
                 23.1*          Consent of Parsons Behle & Latimer
                 23.2*          Consent of Crouch, Bierwolf & Chisholm
                 27.1*          Financial Data Schedule